05007710

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Media Capital, SGPS, S.A.

*CURRENT ADDRESS Rua Mario Castelhano nº 40,
Queluz de Baixo
2749-502 Barcarena, Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FILE NO. 82- 34873 FISCAL YEAR 12/31/04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]
DAT : 5/5/05

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua das Amoreiras, n.º 105, Lisboa

Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.448.832,72 euros

NOTICE

Annual General Meeting

Following the provisions of the Law and of the Articles of Association, the Shareholders of Grupo Media Capital, SGPS, SA are hereby convened to the Annual General Meeting, to be held at Room Strauss of Dom Pedro Hotel, Av. Eng.º Duarte Pacheco, n.º 24, in Lisbon, at 10.00 a.m. on 22 April, 2005, with the following

Agenda

1. To elect the Chairman of the General Meeting, following the renounce request presented in good time.
2. To ratify the nomination of one member of the Board of Directors that took place by co-option.
3. To elect the Single Auditor and of the substituting Single Auditor, following the merger of the two chartered accountant companies that carried out those roles.
4. To resolve on the re - composition of the Remuneration Commission.
5. To resolve on the Directors' Report and on the individual and consolidated Financial Report for the financial year of 2004.
6. To resolve on the proposal for the allocation of the net profits for the financial year of 2004.
7. To consider, in general terms, the management and supervision of the company.
8. To resolve on a proposal to suppress the Shareholders pre-emption right in the capital increase to be resolved on by the Board of Directors in accordance with article 7.º of the articles of association, and under the terms of articles 456.º and 460.º, n.º 3 of the Companies Code.
9. To resolve on a second proposal to suppress the Shareholders pre-emption right in the capital increase to be resolved on by the Board of Directors in accordance with article 7.º of the articles of association, and under the terms of articles 456.º and 460.º, n.º 3 of the Companies Code.

10. To resolve on a proposal to amend articles 2.º, 4.º and 18.º of the articles of association.

REQUIREMENTS FOR PARTICIPATION IN THE GENERAL MEETING

(a) In accordance with the Law and the company's articles of association (articles 11.º to 16.º), the General Meeting is composed of the shareholders who have, at least ten days prior to the date of the General Meeting, registered in their name at least one thousand shares of the company, in an account opened with a financial intermediary. The holders of less than one thousand shares are able to intervene and participate in the General Meeting, if they group themselves together in order to reach that minimum amount of shares and are represented by one of them.

(b) To each one thousand shares with the nominal value of nine cents corresponds a vote. Shareholders may be voluntarily represented by other shareholder or by another person, if allowed by imperative law, or, in case of corporate shareholders, by whomever their legal representative appoints. The details about voluntary representation of shareholders at a General Meeting must be delivered to the company, addressed to the General Meeting's Chairman, at least five days prior to the date of the General Meeting.

(c) Therefore, shareholders can only participate in the general meeting, in person or by representation, or exercise their voting right by correspondence, provided that they held shares at least since the tenth day before the general meeting takes place and also provided such capacity continues to exist until the day of the meeting.

(d) Representation and, if that is the case, the vote by correspondence must be made by signed letter, addressed to the Chairman of the General Meeting to the main establishment of the Company in Rua Mário Castelhano, number 40, 2734-502 Barcarena at least five business days prior to the date of the General Meeting. The vote by correspondence must be exercised through the voting forms that will be made available, for this purpose, on the company's website (www.mediacapital.pt). The said forms, after duly filed, must be included in the letters referred to in the last paragraph, accompanied by the signatory's Identity Card's photocopy and/or by a proof of the respective representation powers. The Chairman, if in doubt regarding the authenticity of the signatures, may request their recognition by a notary.

(e) Proof of title of shares shall be made by sending to the Chairman of the General Meeting, to the above mentioned address, at least five days before the meeting takes place, a declaration issued and authenticated by the financial intermediary responsible for the registration in accounts of the shares, that must refer that the shares under consideration have been registered in the relevant account since at least the tenth day before the date scheduled for the meeting and that the said shares have been blocked in the same account until the date of the same meeting.

(f) The General Meeting may only resolve, at the first notice of meeting, on amendments to the articles of association, increase or decrease of share capital, merger, spin-off, transformation, liquidation of the company or other subjects regarding which the law demands a qualified majority, without specifying it, if shareholders holding shares corresponding to at least twenty per cent of the share capital with voting rights are present or represented.

(g) Shareholders holding at least shares corresponding to a third of the share capital with voting rights must be present or represented to resolve on the subjects mentioned above.

(h) From the date of the publication of this notice, the proposed wording for the amendment of the articles of association foreseen in point 10 of the agenda may be consulted by all shareholders at the registered office of the company and on the Company's website (www.mediacapital.pt). During the fifteen days prior to the date of the General Meeting, all shareholders may also consult at the registered office of the company and on the Company's website (www.mediacapital.pt), the remaining documents pertaining to the agenda of the General Meeting.

Lisbon, 11 March, 2005

The Vice-Chairman of the General Meeting´

(Pedro Pestana Bastos)

General Shareholder Meeting - 22nd April 2005

Here you can find all the relevant information and documents referring to Media Capital Annual General Meeting, which will take place on April 22, at the Hotel D. Pedro, in Lisbon.

General Meeting notice of meeting

Notice of meeting

Meeting Agenda

Proposal 1: Election of the Chairman of General Meeting

Proposal 1

Proposal 2: Ratification of the nomination of one member of Board of Directors by co-option

Proposal 2

Proposal 3: Election of Single Auditor and substituting Single Auditor

Proposal 3

Proposal 4: Resolve on re-composition of Remuneration Commission

Proposal 4

Proposal 5: Resolve on Directors Report and the indiv. and consol. financial report

Management Report 2004

Corporate Governance 2004

Cons. Financial Accounts 2004

Auditors Report 2004 (Cons.)

Proposal 5

Proposal 6: Resolve on the proposal for the allocation of the 2004 net results

Proposal 6

Proposal 7: Consider, in general terms, the management and supervision of the company

Proposal 7

Proposal 8: Resolve on a proposal to suppress the Shareholders pre-emption right in the capital increase

Proposal 8

capital increase

Proposal 9

Proposal 10: Resolve on a proposal to amend articles 2.º, 4.º and 18.º of the articles of association

Proposal 10

Instructions on how to participate

In person

Procedures and Share Register Form

Vote by proxy letter

Procedures and Proxy Letter

Vote by postal mail

Procedure and voting form

Date, time and location

The Annual General Meeting of Grupo Media Capital, SGPS, S.A. will be held at Room Strauss of Dom Pedro Hotel, Av. Eng.º Duarte Pacheco, n.º 24, in Lisbon, at 10.00 a.m. on 22 April, 2005. Simultaneous translation to english will be available.

Contacts

Contacts

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 1 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, SA, falling within item 1 of the Agenda regarding the election of the Chairman of the Shareholders' General Meeting following the resignation previously submitted, and whereas:

Mr. Luís José de Melo e Castro Guedes resigned as Chairman of the Shareholders' General Meeting of the Company, due to professional reasons leaving that position currently vacant,

The Company is interested in reappointing Mr. Luís José de Melo e Castro Guedes as Chairman of the Shareholders' General Meeting of the Company for the mandate in progress,

Mr. Luís José de Melo e Castro Guedes is interested in and available to reassume the referred duties,

The following resolution is proposed:

I. Appointment of Mr. Luís José de Melo e Castro Guedes, who also signs himself Luís Nobre Guedes, married, resident in Rua D. Pedro V, number 132, in Lisbon, as Chairman of the Shareholders' General Meeting of the Company.

II. These appointment shall be effective immediately for the mandate in progress, which elapses in 2007.

Lisbon, 10 March 2005

The Board of Directors

Media Capital

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 2 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, SA, falling within item 2 of the Agenda regarding the ratification of the appointment by co-optation of a member of the Board of Directors, and whereas,

(A) Due to the absence of the Director Mr. Stephan Maximilian Lobmeyr, who resigned as member of the Board of Directors, the Company proceeded to his substitution, by co-optation, in accordance with article 393 of the Portuguese Companies Code,

(B) The replacement by co-optation implied the appointment of a new Director by the Board of Directors, with the ratification by the General Meeting being required, in accordance with article 393, nr. 2, of the Portuguese Companies Code,

(C) Professor Annet Aris, appointed as new member of the Board of Directors, has the recognized competence and merits for the fulfilment of the duties inherent in that position, as evidenced by the information attached herewith.

The following resolution is proposed:

Ratification of the replacement of the Director Mr. Stephan Maximilian Lobmeyr, by co-optation, by the new appointed Director Professor Annet Aris, Dutch, resident at Irminfriedstrasse 29-D-82166 Gräfelfing, Germany.

Lisbon, 10 March 2005

The Board of Directors

Media Capital

Annex

(article 289 nr. 1 d) of the Portuguese Companies Code

Full name: Annet Areis

Professional qualifications:

Assistance teacher of Strategy and Management at INSEAD and invited to teach by several Institutions such as the University St. Gallen in Switzerland, a Media School in Hamburg and by the University of Eichstatt in Germany.

Master of Science in Engineering by the University of Wegeningen in 1984.

MBA INSEAD Fontainebleau, 1986;

Consultant at Mc Kinsey, Holland, RU and Germany, in 1985 and 2003

Mc Kinsey Associate since 1994 and co-leader in the German Media area between 1999 and 2003.

Is an independent director of Hansa-Heeman AG, with head office at Rellingen in Germany

Is not a shareholder of the company.

Media Capital

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 3 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, SA, falling within item 3 of the Agenda regarding the appointment of the Single Auditor and Substitute of the Single Auditor as a result of the merger of the Official Chartered Audit Companies which previously carried out those duties, and

(A) Whereas the merger by incorporation of the company "Freire, Loureiro & Associados, SROC, S.A." in the company "António Dias & Associados, SROC, S.A." and the alteration of the business name of this company to the present business name "Deloitte & Associados, SROC, S.A.", has affected the development of duties of the Company's single auditor and substitute auditor, since the said incorporated company and incorporating company were, respectively, the Company's single auditor and substitute auditor,

(B) Whereas, as a result of the said merger, the company "Freire, Loureiro & Associados, SROC, S.A." has been wound up and, therefore, its duties as the Company's single auditor have ceased,

(C) Whereas, and subsequent to the ceasing of duties of the single auditor, the same was temporarily replaced by the substitute auditor, presently "Deloitte & Associados, SROC, S.A.", in accordance with numbers 3 and 4 of the article 415 of the Portuguese Companies Code,

(D) Whereas, and considering that the company's monitoring shall be carried out by entities of recognized worthiness, "Deloitte & Associados, SROC, S.A." and Mr. António Marques Dias have been chosen, respectively, as the Company's single auditor and substitute auditor,

The following resolution is proposed:

I. Appointment of "Deloitte & Associados, SROC, S.A.", Official Chartered Audit Company, taxpayer number 501 776 311, with registered office at Edifício Atrium Saldanha, Praça Duque de Saldanha, number 1, 6th floor, Lisbon, registered with the Official Chartered Auditors Bar Association, under number 43, and with the auditors register of CMVM, under number 231, represented by the shareholder Carlos Pereira Freire,Official Chartered Auditor number 548, as the Company's single auditor. for the mandate in progress

Media Capital

II. Appointment of Mr. António Marques Dias, Official Chartered Auditor number 562, with professional domicile at Avenida Engenheiro Duarte Pacheco, Torre 1, 7th, Amoreiras, Lisbon, as the Company's substitute auditor.

Lisbon, 10 March 2005

The Board of Directors

GRUPO MEDIA CAPITAL, SGPS, S. A.

Dear shareholders,

The Board of Directors of Grupo Media Capital, SGPS, SA in the execution of the legal and statutory precepts instituted, presents the Management Report and Statutory Consolidated Accounts for the year of 2004. In the terms and for the effects of the number 6 of article 508 – C of the Portuguese Companies Code, the Board of Directors has decided to present a sole Management Report. All the legal requirements are being fulfilled in this document.

MANAGEMENT REPORT FROM THE BOARD OF DIRECTORS
YEAR 2004 ACCOUNTS

INTRODUCTION AND RELEVANT INFORMATION

The Company Grupo Media Capital, SGPS, S. A. ("Company" or "Media Capital" or "Group") following a decision taken in General Assembly on February 10, 2004, altered its legal denomination of CIGM - Companhia Independente de Gestão de Media, SGPS, S.A. ("CIGM"). The Company has as its only investment, a 100% share of MEGLO – Media Global, SGPS, S.A. ("MEDIA GLOBAL"). Through this investment the Company holds indirect participations in the companies mentioned in note 2 of the Notes to the Consolidated Financial Statements on December 31, 2004.

The complete designations of the companies included in this report have the due correspondence in the aforementioned notes to the financial statements, which are an integral part of the Management Report and Consolidated Financial Statements of the Company.

ECONOMIC FRAMEWORK

Traditionally, advertising sales are strongly influenced by the changes in general business and economic conditions of a country. Comparing the growth of the advertising investment with the one of the gross domestic product, the growth rate is usually higher in periods of economic activity expansion but it also has more accentuated decreases in times of economic downturn.

In the 90's the Portuguese advertising market, accompanying the sustained growth of the economy, grew at an impressive pace (always with 2 digits in nominal terms), having reached its peak in 2000, when several factors contributed to an even larger growth than until then, as the liberalization of some services, the intense activity in online projects and a very lively stock market with numerous transactions of companies and some privatizations.

With the slowdown of the economy in the second half of 2001, whose recovery signs were not visible until the end of 2003, the advertising market in Portugal retracted strongly, inevitably affecting the media sector as a whole.

Evolution of ad spend in Portugal (M€)


800
600
400
200
585
692
755
710
644
668
759
1998
1999
2000
2001
2002
2003
2004

Note: values of ad spend in "net 1" – after commercial discounts and agency commissions (before volume rebates)
Source: OMD Portugal

Media Capital

The advertising market recovery signs, already visible by the end of 2003, and the momentum induced by the expectations of economic growth and by great impact events that took place in Portugal, like the Euro 2004 football championship and some important music festivals, contributed to an accelerated growth of the advertising investment, specially in the first half of the year, making 2004 the best year ever for the Portuguese advertising market.

Ad spend split in Portugal (%)

Source : Media Capital


1%
34%
46%
12%
7%
TV Radio Outdoors Press Cinema/Internet

We believe the growth verified last year to be the first step for the complete recovery of the advertising market and for its sustained growth, an opinion also shared by most financial analysts. The underlying fundamentals to this trend are the still relative underdevelopment of the Portuguese advertising market when compared to major European Union countries (whether in total amounts or in terms of per capita spending or as a percentage of GDP). This lower market development provides the potential for future long term growth, particularly in television and radio advertising, which in Portugal are characterized by a relatively low cost per minute of advertising. In addition, the international trend for the media industry to reduce volume rebates and agency commissions has had an even larger impact on the Portuguese market, with the main television operators significantly reducing these discounts and will continue to do so in 2005, with major players in other media segments also accompanying such reductions. In Outdoor advertising this increase in prices can be furthered through the progressive increase in the quality of advertising networks and as a consequence, of the credibility of their advertising products.


200
219
36
46
Revenues (€M)
EBITDA (€M)
2003 2004

Media Capital

2004 MAIN FACTS

§ The advertising investment grew around 11% in 2004, mainly in television, radio and outdoor.

§ In 2004, Media Capital advertising revenues increased 10% year-on-year: TV up 7%, Radio up 27%, Outdoors up 24%.

§ In Q4 2004, Media Capital advertising revenues increased 7% year-on-year: TV up 5%, Radio up 23%, Outdoors up 2%.

§ In 2004, TVI maintained its leadership in prime time audiences and in share of advertising market.

§ Year 2004 consolidated EBITDA increased 28% to €46.1 million. Q4 EBITDA grew by 30% to €17.4 million.

§ Consolidated EBITDA margin went up 3.1 p.p. to 21.1% in 2004. In Q4 EBITDA margin was up 5.2 p.p. to 28.0%.

§ Total debt down € 92 million to € 128 million from December 2003.

§ Net result improved €37.7 million from 2003.

ACTIVITY EVOLUTION IN 2004

The year of 2004 was marked by the preparation of the company for public quotation and subsequent listing of the company's shares on Euronext, with the Initial Public Offering taking place with great success (closed on April 2, 2004), as well as by the completion of the reorganization of the company's business areas (following the acquisitions made in previous years) and for the substantial improvement of the commercial and financial performance of Grupo Media Capital. As a consequence of these facts and of the greater awareness of the company's activities by the financial markets, the quotation and liquidity of the group's shares in the stock market had a very positive evolution, leading to the inclusion of Grupo Media Capital,SGPS,SA in the main Portuguese index, the PSI-20.

For the period ending December 31st, 2004, Media Capital Group reported consolidated revenues of €218.6 million, a 9% year-on-year increase and EBITDA (net of all provisions) of €46.1 million, up 28% from 2003. In Q4, EBITDA was up 30% resulting from a 6% increase in consolidated revenues and a 1% decline in total operating expenses.

Operating profit (EBIT) went up from €5.2 million last year to €19.1 million in 2004. Net result improved €37.7 million from 2003, reducing losses to €5.8 million in 2004.

The strong growth in consolidated revenues was due to strong advertising growth in the TV, Radio and Outdoor segments. The favourable trend in the advertising market was due to the return of some of the major advertisers, like banking and car manufacturers, the positive contribution of one-off events like the Euro 2004 and the Rock in Rio Lisbon music festival and to general increases in occupancy and better pricing conditions.

The newsstand and subscription revenues from our press titles also registered significant increases, mainly due to the success of the relaunch of our flagship magazine LUX. On the other hand, the narrowband

Internet Service Provider activity declined, with this reduction being offset by a strong increase in other non advertising revenues (namely CD sales).
Operating expenses were up 5%, following higher non-advertising sales in the TV segment (€4.1 million higher costs), higher programming costs (€2.1 million) mainly related with the Euro 2004 coverage, €1.3 million from the rent of the group's head office (last year costs were recorded as depreciation as the office premises were sold at the end of 2003), an increase in TV production (€1.2 million) and higher marketing costs related to the re-launch of the Radios (€1.1 million). In Q4, operating expenses were down 1% year-on-year.

During 2004 the group performed a recoverability analysis of the Goodwill and Deferred Taxes amounts recorded in our Balance Sheet. According to this analysis the amounts identified and included in the Financial Statements, present no risk of loss on their current value (except for the subsidiary company Eventos, for which an extraordinary amortisation of 679,625 Euros, related with an impairment identified in the goodwill was recorded). Goodwill will be amortised over the defined period and deferred tax assets will be recovered according to local tax laws in future years.

As for the company's total debt, on April 2004 and following the use of part of the proceeds from the IPO, an amendment was made to the existing syndicated loan. With this alteration total debt was reduced and the amortization schedule as well as the financial terms and conditions of the existing syndicated loan were revised.

GRUPO MEDIA CAPITAL'S STRUCTURE

After a beginning linked to the press business and following several acquisitions and the reorganization of its business areas before IPO, Grupo Media Capital is currently one of the main players in the Portuguese media scene and has a significant presence in practically all the main segments of this market, having also developed a range of media related businesses. The main business areas of the Group are:


Media Capital
Television
Other media activities
1 TV Broadcaster
1 TV Production company
2 Radio Broadcaster
2 Outdoor advertising player
Publisher of 7 reference magazines, # 2 Internet portal and # 3 ISP
TVI,
NBP,
RETI (transmission network)
Rádio Comercial, Cidade FM, Rádio Clube Português, Best Rock FM, Coronete
Billboards, street furniture, Transportation networks (public)
IOL, Briefing, Lux, Lux Woman, Maxmen, Casas de Portugal, Revista de Vinhos, Portuguese Wines

During the year 2004 the Group proceeded to the simplification of its legal structure, namely in the Outdoor business where 8 companies were merged (Publifaces, Belarte II, Triângulo Ibérico, Rectângulo, Afixe, Europoster, Cartaz e Setep) into Media Capital Outdoor (MCO) as well as 6 other companies which no longer had any activity or for which there was no need for their existence as separate companies (TVI SGPS, TVI Comercial, TVI Programas, MC Marketing Directo, Computech and Sport MC) into Media Global. The main purpose behind such mergers was the simplifying of the Group's structure and the optimization of the operational activity.

Additionally, it was proceeded to the full consolidation of remaining companies of the NBP group that had not been consolidated in 2003 (Móveis de Novela e Teatro Mais) as well as of its Internet subsidiaries Agência Financeira and AB Motor.
As for acquisitions, the Group acquired Radio XXI (holder of a radio broadcasting license), in the sequence of the expansion project in the radio segment (the legal process was only completed in the beginning of 2005). With this acquisition, the Group obtained control of the operator that broadcasts the Best Rock FM format, a station of radio whose format was developed by MCR and whose advertising is sold through the Media Capital Group. In the Outdoor segment, the remaining 35% of the share capital of TCS that did not belong to the Group were acquired. This company is the leading operator in the transportation-advertising segment in Portugal, also having a presence in the street furniture segment. This acquisition will allow this company to strengthen integration in the Outdoor business of the Group, allowing for further potential synergies. It was still in the beginning of 2004 that the legal process of acquisition of the 50% of AB Motor was concluded. This company is responsible for the commercial promotion among car dealers and other related parties of the Autoportal website audiences (driven consumers and professionals of the sector automobile).
In February of 2004, the shareholders of Media Global (sub-holding that holds the participations of the group in the operational companies) exchanged their participation for a share of 8,7% of the Grupo Media Capital through a capital increase, with Media Global becoming 100% held by Media Capital, SGPS, SA.

Still in 2004 a partnership was established with Metro International (the publisher of the largest global daily newspaper) for the release of the Portuguese edition of its free newspaper "Metro", with the first 2 editions out right before the year-end. Metro International is responsible for the operational side of the project, and is the main shareholder in this partnership, with 65% of the share capital. The Group, who provides the editorial contents, controls the remaining 35%.

EXPECTED EVOLUTION IN ACTIVITY FOR 2005

Media Capital's expectations for this year are:

§ Estimated growth of total advertising market between 4% and 6%.

§ Estimated growth of consolidated advertising revenues between 8% and 10%.

§ Estimated growth of total consolidated revenues between 4% and 6%.

§ Total consolidated EBITDA margin between 22% and 24% and EBITDA margin for the television segment between 30 and 33%.

§ Maintenance Capex of 3.5% to 4% of the total revenues.

TELEVISION– Broadcasting and Content Production

The year of 2004 was another good year for TVI confirming the positive trend verified in the last three years.

ACTIVITY EVOLUTION IN 2004



149
135
38
43
Revenues (€M)
EBITDA (€M)
2003
2004

In 2004 advertising revenues in TVI increased about 7%. The station saw its share of all day audience and prime time audience increase from the previous year, which along with the increase in advertising spend in television and also the reduction in discounts granted, including volume rebates, agency commissions, have contributed to this increase in advertising revenues. We should also point out the fact that TVI has retained leadership in prime time audiences and in the main commercial targets, which in turn has allowed TVI to remain has the most significant advertising vehicle in Portugal and therefore keep its leadership in terms of television advertising spend in Portugal.



TVI audience share vs ad spend share (% 2004)
100%
80%
60%
40%
20%
0%
tvi
33.1%
SIC
33.6%
RTP1
+
RTP2
33.4%
tvi
42.4%
Audience share
Ad spend share

Although advertising sales remain has its primary source of revenues, TVI continues to develop new forms of generating revenue with strong growth potential. The new sources of revenue include the sponsorship of programs, merchandising, licensing and SMS. Until now, TVI has successfully generated supplemental revenues from these sources, especially when related to reality shows (as "Quinta das Celebridades", a format based on the "Farm"), which generate large volumes of interactive and SMS voting from its viewers. As for operational costs TVI has focused its programming investment in the stronger quarters, when a greater percentage of advertising investment is available (the second and the fourth quarters) and in prime time, with the average cost growth in line with inflation.

AUDIENCE EVOLUTION IN 2004

Prime time audience leadership (between the 20:00 and the 24:00) was reinforced when compared to 2003, with TVI leading, for the fourth year in a row, prime time audiences with a share of 37,2%. This share shows a slight increase from 2003, and gives TVI a lead of over 5 percentage points on its nearest competitor (SIC) and of 11 p.p. on RTP1.


RTP2 RTP1 SIC TVI
All-day audience share variation (%)
2003
2004
Var. p.p.
tvi
32.5%
33.1%
+ 0.6
- 1.0
27.1%
28.3%
+ 1.2
5.7%
5.1%
- 0.6
Prime time audience share variation (%)
2003
2004
Var. p.p.
tvi
36.8%
37.2%
+ 0.4
- 0.7
24.7%
26.1%
+ 1.4
5.7%
4.6%
- 1.1

Source: Marktest, TVI

The average all day audience share of TVI in 2004 was of 33.1%, corresponding to a positive variation of 1.8% from the previous year. On this year, TVI took the second place within the most viewed stations in Portugal television, with a gap of only 0.5 p.p. to SIC.

In terms of commercial targets, TVI is the favorite station for housewives with a 35,2% as well as for the ABC1 socio-economic group of individuals between the ages of 25 to 54 years (the most relevant commercial target), capturing 32,8% of their free-to-air television consumption.



RTP2 RTP1 SIC TVI
Audience share in the main commercial targets (% 2004)
2
1
1
1
3
tvi
32,7
35,3
32,8
35,7
29,7
29,7
29,6
29,9
27,7
31,6
Adults
Housewives
ABC1 25/54
Housewives ABC1 25/54
Men

Source: Marktest

EVOLUTION OF TELEVISION CONSUMPTION AND SECTOR FRAMEWORK

Following the same trend that had already been verified last year, in 2004 television consumption arose in most of the year's months, although in a less accentuated way. In 2004, each Portuguese, spent on average 214 minutes a day in front of television, or be a positive variation of 3.9% on 2003. This viewing time is considered to be slightly above the European average.

FTA TV consumption (all-day audience %)
Source: Marktest



15
14
13
12
11
10
9
1 2 3 4 5 6 7 8 9 10 11 12
2002
2003
2004

FTA TV all-day audience share (%)
Source: Marktest



50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
TVI
SIC
RTP1
RTP2

In the comparison between free-to-air channels and pay-tv, the earlier ones continue to have a clear advantage: about 88% of the television consumption is provided by the classic channels of free access, while the total contribution of cable channels showed minimum gains in relation to the previous year.

Despite having had its advertising minutes per hour reduced to 6 in 2004 - following an agreement signed in 2003 between the Government and the 3 main FTA television channels - RTP1's disloyal competition still played an important role in 2004, especially due to the audiences obtained with the most the games, including the vast majority of relevant matches, of the Euro 2004 and the extensive coverage of the Olympic Games that took place in Athens.

PROGRAMMING STRATEGY

The values of weighted penetration continue to confirm the success of a generalist channel strategy grounded in three programming lines: rigorous and independent information, a wide range of national fiction and innovation in great entertainment.

News Programs

The accompanying of actuality news through major information programs continues to be an element of reference of the generalist channels and TVI focuses its information services in three main programs in a total of 26 weekly hours - the main informative service, "Jornal Nacional" (20:00), the "Jornal da Uma" (13:00) and a morning program "Diário da Manhã" (7:30–10:00).

The "Jornal Nacional", TVI's evening news program, continues to be the most widely viewed informative service of Portuguese television in the last 4 years: in 2004 this program obtained more than a million and 100 thousand spectators daily, a performance that sustained an audience share of 32%, being the only television news program with a stable position along the last 4 years.


Jornal
Nacional

Observing the segments that make up for its audience, it is verified that it is a news program with a strong urban penetration, middle class and female, and within the generalist channels the program with larger affinity among high and middle class individuals with ages between the 25 and 54 years.

In September 2004 the "TVI Jornal" gave way to "Jornal da Uma" with new editing teams. This adjustment confirmed TVI's bet, with an increase in its average number of viewers from 400 to 500 thousand per edition, with an effective increment in penetration and share (up 3 pp.).

In the course of a typical week type, the group of information programs of TVI reaches more than 84% of the Portuguese population, that is, more than 8 million spectators.

Fiction Programming - National Fiction


QUERIDAS
FERAS

The year of 2004, represented the continuity of the solid offer of national fiction, which constitutes one of the cornerstones of TVI's approach to the Portuguese public.

In 2004, TVI was responsible for more than two thirds of the broadcasting of this television style, taking seven out the ten top spots among the most viewed Portuguese fiction programs in prime time.

The soap opera "O Teu Olhar", which had its beginning in August of 2003, came to an end in May 2004 and obtained an average audience share of 43% and was contacted daily by 2 million spectators. In November and following nearly a year of broadcasting it was time for the farewell of "Queridas Feras", a soap that with over a million regular viewers reached an average audience share of 44%.

On this year TVI premiered a total of five fiction products. In the first semester it premiered soap opera "Baía das Mulheres" with an average audience share of 41.7%. In the second semester, it was time for "Mistura Fina", a different soap opera, where good humor is always present.

At the end of the afternoon TVI stabilized its offer, mostly aimed at children and teenagers, the series "Morangos com Açúcar" has entered its second year of broadcasting and continues to reinforce the presence of TVI in this target. During the summer period and up to the end September it was possible to accompany the students of the School of the Barra adventures during their vacations, through the broadcast of the series "Morangos com Açúcar – The summer holidays". In October the second series of "Morangos com Açúcar" was launched, still positioned in the end of the afternoon slot, where it continues to occupy a relevant position, with increased audiences among viewers with ages from 4 to 24, and in the female public were this series leads audiences.



In other series, and besides the continuation of "Ana e os Sete" that in its second year of broadcast guaranteed an average contact with 950 thousand viewers, it was time for "Inspector Max" to make a successful debut, capturing the weekly attention of more than a million spectators and obtaining an average audience share above 40%, and registering strong performances in ages up to 34.

Fiction programming - International Fiction

International fiction continues to occupy relevant time slots, especially in the ending of prime time and during the afternoons on weekends, with TVI emphasizing the quality of exhibited movies, including some absolute premieres in television. In 2004, over 1,000 hours of movies were broadcasted, corresponding to close to 600 different titles.

In the Christmas and New Year season, TVI's movies took five of the ten top spots among the most viewed movies with an average audience of 37%. The movie with the year's largest audience - Spider Man - was broadcasted by TVI on Christmas day and reached an average audience of on million and five hundred thousand spectators, with a share of 51%. When compared to 2003, the whole average audience of the station's movies in 2004 increased by about 10%.

Entertainment Programs

The highlight of the year for regular programming in television was reached with the first edition of the "Quinta das Celebridades", based on the "Farm", a program whose good humor and diversity surprised the Portuguese that adhered in an unconditional way.


QUINTA
CELEBRIDADES

Football matches aside (naturally influenced by Euro 2004), 11 out of the 20 highest audience programs in 2004 were broadcasted by TVI, with "Quinta das Celebridades" grasping the top spot as an average of 4.4 million viewers had contact with the great live Sunday show. In December audiences for the Sunday program reached an average share 56%, peaking to 63% on New Years Eve, when the winner was finally revealed

Still in this field, a reference must be made to the premieres of the national humor programs: "Os Batanetes" and "Prédio do Vasco" that quickly conquered the Portuguese made their contribution to strengthen TVI's prime time.

The bet in diversifying – sports programming

With the purpose of improving its performance in specific targets (as the male audiences), TVI expanded its programming offer in 2004 through the acquisition of exclusive transmission rights of one of the main weekly matches of the Portuguese football league for the 2004/05 and 2005/06 seasons.

Between August 28 and December 18, 16 games were broadcasted, and obtained a average audience of over 1.4 million viewers, guaranteeing audience leadership with values above 43%. In the main audience target - male individuals - the obtained share was of 51.8%. The transmission of the matches was complemented with a group of additional programs during the weekend, that in average assured share values always above the 37% in the time slots they were transmitted in.

Social Responsibility Projects

Along the year of 2004, and within the extent of its social responsibility policy, TVI sponsored dozens of social, solidarity and charitable initiatives, through the free popularization of these initiatives in advertising space or included in its programs (of information or entertainment).

Among the initiatives that TVI was a part of, one that motivated a large adherence from the Portuguese public was the partnership of the station with SONAE in the social responsibility project "Missão Sorriso", were an appeal was made for the Portuguese to contribute in the improvement of pediatric facilities in the main Portuguese hospitals, through the purchase of a Book CD with the stories of Leopoldina, resulted in the sale about 490 thousand Books and CD's and allowed to raise almost half a million euros.
Also in providing help to the Asian Southwest countries and the victims of the Tsunami, and from the very first hour, TVI was present in the popularization of several solidarity campaigns. TVI in direct association with the Portuguese Red Cross created in the project "Portugal Solidarity to the Victims from Asia" appealing to donations through the deposit in a bank account that was open especially for this initiative, and through value added calls. The initiative provided excellent results were excellent, having raised over a million euros in ht Portuguese Red Cross bank account, including part of the revenues generated by over 80,000 value added phone calls made by TVI viewers.

Other information

With the concern of bringing the future media professionals closer to the reality of the television environment, TVI welcomes, on a regular base about 20 trainees, among which students from the Social and Cultural Communication Course of the Portuguese Catholic University, included in the Protocol of Collaboration and Interchange dated of 1995.

Alongside this welcoming of trainees, TVI annually grants an award to the top student of the 4th year of Social Communication Course of the Portuguese Catholic University that it consists of a remunerated apprenticeship, with the duration of six months.

NBP

CONTENT PRODUCTION

The television contents production activity increased about 8% when compared to the previous year in terms of production volume, and their total consolidated revenues rose 7%, continuing to be responsible for the production of an important part of the contents broadcasted by TVI, namely in prime time (through soap operas and series as "Queridas Feras", "Baía das Mulheres", "Mistura Fina", "Morangos com Açúcar", "Ana e os Sete" and "Inspector Max", the last one in co-production with another national producer). In total about 43 thousand minutes were produced corresponding to over 800 episodes (more 60 that in 2003).

The NBP Group (area of production of television contents) successfully exported several of its productions, having celebrated new contracts with a number of international operators for the sale of the productions "Jóia de África" (Bulgaria and Bosnia), "Olá Pai" (Romania, China and Turkey) and "Morangos com Açúcar" (Romania and Israel). The Board of Directors believes that the possibility of selling content rights in other markets may come to have an important impact on the Group's profitability, due to the fact that exported programs generate additional revenues with very low associated costs.

ENTERTAINMENT

This area of business includes the editing, recording and sale of CD´s and DVD's as well as the production and organization of events.

The year of 2004 was characterized by a substantial worldwide reduction of CD sales, with the Portuguese market accompanying this trend with a downfall of 11% in total CD's sold from 2003.

Despite this negative trend, the Group's music company (Farol Música) had a volume of sales of more than 8 million euros, threefold the amount of 2003.

This exceptionally positive performance resulted from several competitive advantages of Farol Música relative to other music labels (multinationals and independent) operating in the Portuguese market. Namely, a light, dynamic and well dimensioned structure, project orientated management, strong marketing and product promotion investment.

The editorial strategy was to have a reduced number of releases (when compared to the market) with an ambitious marketing plan, but rigorous in its conception and accompanying.

We should also highlight the contribution to these results of the agreement signed with multinational music editor Warner Music that makes Farol Música the exclusive distributor for Portugal of all Warner's catalog. This partnership is not limited to the plain distribution of the catalog but it also includes the marketing, the promotion and the commercial management of Warner Music products, which reflects the good reputation of Farol Música in the Portuguese market.

At a commercial level, Farol Música (excluding Warner Music's titles) obtained a share of 8% in the music and entertainment CD's and DVD's market in 2004, in line with the expectations and close to the "natural" share expected for this business unit.

Numerous awards were obtained, including two Double Platinum records ("Soundtrack - Morangos com Açúcar" e "Phil Collins - Love Songs"), four Platinum ("O Zone", "Soundtrack - Morangos de Verão", "Seal –

Best of 1991-2004" and "Beto - Olhar em Frente") and four gold records ("Soundtrack - Queridas Feras", "Ivete Sangalo - MTV Live", "Juanes - Un dia normal" and "Russel Watson - The Voice").

As for the production of events we should single out the production of the "Euródromo TMN / Radio Comercial" set of events, that alone accounted for over half a million euros in revenues: These events took place in June during the Euro 2004 and animated the main squares of some of the Euro 2004 host cities (Guimarães, Braga, Porto, Leiria and Loulé). This initiative's success surpassed all the expectations of the municipalities, of the Society Euro 2004 and of its sponsors, by the way it manage to capture the public's adherence.

EXPECTED ACTIVITY EVOLUTION FOR 2005

In the year of 2005, TVI will continue to protect the most profitable time slots, especially prime time, to maintain a rigorous control over programming costs in the other schedules, and to reinforce cost control on its structure.

In 2005, particular focus will be given to diversifying and exploring the potential of other non advertising sources of income.

On the human resources side, TVI has a well consolidated organizational structure and therefore - and similarly to what happened in 2004 – no significant increases are expected in this structure.

As for the NBP Group, *it will continue to seek the diversification of its client portfolio, trying sign new* contracts and carefully analyze business opportunities that may arise from external markets (mainly with the sale of rights of soap operas and series already completed and ready for distribution), and continue to try to obtain new contracts with television companies in other countries, similarly to what has previously occurred with television networks of Brazil and other Latin America countries.

The Entertainment area will continue the strategy of taking advantage of the musical successes of TVI's soap operas and of the Group's radios playlists to edit new CD's, as well as it will try to take full advantage of the agreement with Warner Music.

RADIO

ACTIVITY EVOLUTION IN 2004

The advertising investment in radio increased 15% in 2004, with the first semester having a significant impact due to events such as the Euro 2004 and the "Rock in Rio" music festival that made their mark in Portugal in that period.


14,6
12,5
2,2
1,1
Revenues (€M)
EBITDA (€M)
2003 2004

The Media Capital Radio (MCR) group, however, achieved significant gains in its advertising revenues growing well above the market average, with an increase of 27% in consolidated advertising sales (from 11,2 to 14,2 million euros). The increases in audiences in MCR's radio stations have made this growth possible by attracting new advertisers and thus increasing occupancy rates and creating the conditions for improved net prices.


2003 2004
12,9
16,5
18,8
23,5
24,7
27,3
AAV
audience share
Ad spend share

Source: Marktest; Media Capital

During the year of 2004 MCR's main formats, all of them created or reformatted in 2003, registered increases in their average audience share going from 18.5% in 2003 to 23.4% in 2004 (up 4.9 p.p.) and in previous day accumulated audience (AAV) from 12.4% to 15.9% in 2004 (up 3.5 p.p.).
Rádio Comercial with a "adult contemporary" format rose from 5.8% AAV in the end of 2003 to 6.6% in December of 2004, with relevant increases in their audience target (25 to 44 year old individuals). The station perfected its "playlist" enhancing the great classics (70's and 80's) and introducing more new music (90's and more recent) accompanying the development of the tastes of its main audience target.

Rádio Clube Português (RCP), a "classic hit radio", grew from 3.3% AAV in December of 2003 to 3.7% by the end of 2004, continuing to be the Portuguese radio with the longest average daily listening time. In the Greater Lisbon this radio station is ranked fourth with an AAV of 7.3%. In the second semester of 2004 its coverage was significantly in the covering was enlarged significantly in the Littoral Centre and in the Northern Interior regions of the country, through agreements with 4 local radios. The effects of this expanded coverage will only see its impacts on audiences during the year of 2005.

Best Rock FM, a niche format, aimed at urban youths between the ages of 18 to 24 (especially directed at college students), and with a focus in "urban rock" music, saw its market share vary between 1.5% and 1% in 2004. The new morning show team, brought in at the end of the year and the continued marketing initiatives among its audience targets, as well as the improved coverage planned for 2005, present good prospects for the continuation of its growth, both in audiences and in advertising revenues.

Cidade FM, a "current hit radio" and the last station of the group MCR to be relaunched in September of 2003, registered a strong growth of AAV from 3.0% in December of 2003 to 4.2% by the end of 2004. This radio format has kept its absolute leadership in the age group of 15 to 17 years with an AAV of 23.9% and a share in some regions above 40% in this audience target.

In 2004 MCR continued its process of customer' approach, developing strong and durable partnership relationships. This aspect, together with an increased commercial effectiveness resulting from its "cross selling" policy and the improved and more integrated management model, had a significant contribution to the improvement in results obtained by the MCR group.

Rádio Comercial, a 100% held subsidiary of Media Capital Radio (MCR), reached an agreement in 2004 to acquire, for an amount of 4.8 million euros, 100% of the share capital of Rádio XXI Lda. (Radio XXI). Radio XXI is the holder of a broadcasting license for the 96.6 FM radio frequency in Lisbon. This acquisition will allow MCR to obtain control of the operator that broadcasts the Best Rock FM format, a radio station whose format was developed by MCR and whose advertising is sold through the Media Capital Group. This acquisition obtained the Approval of the High Authority for the Mass Media in 2004, and the legal acquisition process was completed in early 2005.

EXPECTED ACTIVITY EVOLUTION FOR 2005

In 2005 MCR expects to maintain its advertising sales growth above the market average, by further gains in audience share and consequent improved pricing of its advertising space. The MCR group intends to consolidate on this positive cycle that had its beginning in 2003, with the intention of speeding up its plans of leadership, excellence and profitability.

OUTDOOR

ACTIVITY EVOLUTION IN 2004


19,3
15,5
3,4
1,5
Revenues (€M)
EBITDA (€M)
2003
2004

2004 was a *year of strong recovery and growth for the Outdoor segment.*
The Outdoor market registered an overall growth of 19% over 2003. As for Media Capital Outdoor (MCO), the company has managed to grow at an even faster pace, increasing its total revenues by 24% in 2004.

MCO accomplished three of its main objectives for 2004: outpace market growth, increase market share, now at 22% and strengthen its number two position in the Portuguese Outdoor market.

These results are also a consequence of the internal restructuring that took place in 2004, involving its collaborators (mainly in training and performance appraisal) and improved procedures, organizational and management practices, market relationship and creativity in proposal development.

We should emphasize the importance given to the operational optimization of the company, with the kick-off of the Balanced Scorecard project, the readying for the ISO 9001 quality certification, the certification of our suppliers, the implementation and use of advanced IT systems that allow the company to eliminate or outsource a number of tasks and increase the reliability and quality of the services rendered to our customers.

In 2004 MCO acquired the 35% minority share held by Médias et Régies Europe in TCS, with MCO now owning 100% of TCS share capital, and merged 8 of its subsidiaries (as a result of previous years acquisitions) into MCO in an effort to simplify operational management in the company.

It was also in 2004 that some of MCO's main contracts in the transportation segment were successfully renegotiated and renewed, namely with the Lisbon Subway, the public bus transportation networks of Lisbon, Oporto and Braga, Lisbon ferries and Refer trains, and the new concession of the Oeiras SATU monorail, reinforcing MCO's leadership in transportation advertising.

MCO-TV

The year of 2004 saw the conclusion of the implementation stage and trial period of the MCO-TV project in the Lisbon Subway. This is a clearly innovative project that combines image and sound, allowing for synergies in the production of contents with other companies of the group. MCO TV broadcasts short cycles that combine informative contents and advertising, and therefore is expected to deliver good occupancy rates at competitive prices.



EXPECTED ACTIVITY EVOLUTION FOR 2005

The Group expects 2005 to be a year of continued growth in the advertising market and in the profitability of this sector. This growth is expect to result especially from the optimization of the activity and expected productivity increases from the main market operators, rather than by significant increments in demand.
As for MCO, the implementation of the Balanced Scorecard, the ISO 9001 certification, the beginning of audience measurement in Outdoor media and the increased focus on customers will certainly have their impact in the company's activity.

In any case MCO will certainly benefit from the fact that it prepared itself in 2004, to be able to ensure it provides a better service, at a lower cost and with improved customer satisfaction, as well as from the fact that it will own a new high impact advertising network (MCO-TV), with the potential to allow MCO to outgrow its market and significantly improve operational margins.

Media Capital

PRESS

ACTIVITY EVOLUTION IN 2004

The year of 2004 saw the relaunch of LUX magazine, including graphical and editorial changes, and also the development of an innovative promotion, in a partnership with a renowned brand of cutlery, whose unprecedented success contributed decisively to the circulation increase and caused some of its competitors to try and copy this type of promotion.

All of our titles the publications were subject to slight adjustments in the number of printed copies and in their number of pages and had their editorial budgets revised without however hurting the quality of our magazines. Such actions have enabled a substantial increase in profitability when compared to previous years, and the following points should be highlighted:

- The almost duplication of the share of circulation of Lux magazine from 2003, going from 9,8% to 18%;
- The outstanding growth of Lux in a segment of intense competition, being the publication with the highest circulation increase in 2004 (+92%);
- The growth in average audience of Lux Woman and Maxmen magazines at the end of the year when compared to the previous year.

	2003	2004
Circulation		
Lux	39.722	76.421
Lux Woman	43.424	44.907
Maxmen	55.494	52.554
Casas Port.	13.913	14.045
Audience		
Lux	2.6%	3.8%
Lux Woman	2.0%	2.3%
Maxmen	3.4%	3.6%
Casas Port.	1.4%	1.5%

Source: APCT e Marktest

These results had a substantial impact in the company's results, with revenues from magazine sales rising 33% (40% if we exclude the publications sold or closed in 2003), and other revenues tripled (mainly due to complementary products sold together with Lux magazine), which more made up for the reduction in advertising revenues (down 15% from 2003 or 8% if sold or closed titles in 2003 are exclude from the comparison). Total revenues increased 33% in 2004.

However, we should point out that there is a gap between variances in circulation and the release of these figures to the market (by APCT, the organization in charge of gathering and releasing official circulation figures), and we therefore believe that there is a strong potential for advertising revenue growth in 2005.

During the year of 2004 there were several possibilities for the release of new publications, and the "Notícias Choque" photo magazine was launched before the end of the year, occupying a vacant segment in this market. The company also took advantage of existing content synergies with other group companies and launched "Poster" magazine that turned out several successful editions with posters from TVI's favorite soap operas cast members.

EXPECTED ACTIVITY EVOLUTION FOR 2005

Given the very competitive environment in the press business, Media Capital Edições (MCE) expects above all to consolidate and to develop the existing publications and to seek for new projects with the potential for profitability that may strengthen its current portfolio of products and its position in the market. This strategy may also contemplate the possibility of forming partnerships with foreign editors in order to bring in new contents or themes or the sale of winning contents to other countries.

At the operational costs level, MCE will seek for further improvements in its cost structure with increased control over the number of printed pages and of total copies printed, as well has it expects to renegotiate better conditions with its suppliers. With these measures the company believes that the conditions for a clearly positive operational margin will be created in 2005.

Media Capital

INTERNET

ACTIVITY EVOLUTION IN 2004

The evolution of the communications business in 2004 can be summarized in three great trends:

- Accentuated decline in narrowband internet traffic, partly compensated by gradual increases in prices and reductions in interconnection and VISP (Virtual Internet Service Provider) costs;
- Given the low possibilities of profitability, IOL decided to abandon the broadband Internet service in August, with a free transfer of about 2.000 customers of the IOL Express service to a similar service provided by Telepac;
- Slow development in the sale of "software" as a service for internauts.

Total consolidated revenues in the internet business dropped 28%.

In face of these three main trends the management team decided to act in two separate fronts.

On one side, identifying and exploring all the possible opportunities of cost reduction and on the other hand intensifying its search for new revenue generating opportunities

The search for cost reduction resulted in significant savings in the interconnection costs and in the VISP costs, items of fundamental importance in the access business, and also in the reduction of the company's total staff.

Internet access in Portugal
(subscribers and active users by the year end)



	2001	2002	2003	2004
ADSL	2.886	52.005	184.344	495.107
Cable	93.721	207.486	315.577	437.808
Narrowband	799.793	719.709	688.079	435.085

Source: MCM

Although the growth in the broadband business has harmed the company's access business, it actually benefited total traffic, because the increase in access speed allowed our Internet users to visit more pages during the time than they dedicate to navigating in the Internet. The total traffic of the IOL network, measured in the "banner views", registered an increase of 40% when compared to 2003, with favorable variations in all of the months of the year.

IOL site traffic
(thousands of "banner views")


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2004
2003

Source: MCM

The above presented growth in traffic should also be explained by the release of new editorial projects in the IOL network. Of these the largest generator of traffic was unquestionably the site of "Quinta das Celebridades", the reality show broadcasted by TVI. For their surprising results the "Clube Amizade – Friendship Club" and "Moda e Social – Fashion and Social Life" projects should also be mentioned.

EXPECTED ACTIVITY EVOLUTION FOR 2005

The management team expects 2005 to witness the continuation of the migration movement towards broadband Internet access. As an inevitable consequence, the contribution of the Internet Service Provider activity to the Group's revenues will continue to decline, at an even larger pace than in 2004, given that the price increase leverage and of reduction of interconnection and VISP costs are already close to the established limits for this market.

In continuing the work developed in 2004, the Internet business management team will have as its main objective for 2005, to promote and increase profitability of the online publishing business of Media Capital, with its second objective set to begin exploring new and already identified and properly appraised growth opportunities.

The goal of profitability for the online publishing business it will be pursued in three ways:

- Growth in advertising revenues, as a result of increased traffic on the IOL network and commercial team work with media buyers and advertisers;
- Exploring contents licensing opportunities (similar to the ones that were already in place in 2004 with Vizzavi and Optimus) and of editorial services rendered (such as the ones that they are negotiated already with the company Transjornal for the editing of the free daily newspaper MetroPortugal);
- Optimization of the company's cost structure, regarding not only its permanent staff structure but also all external suppliers and provided services.

Media Capital

LEGAL DISPOSITIONS

Own Shares

In the terms of article 66 of the Portuguese Companies Code we inform that during the year of 2004 there were no acquisitions of own shares, and for that on December 31, 2004 the Company held no own shares.

Supplement referred to by the article 448 of the Portuguese Companies Code

In the terms of the abovementioned article, we communicate the number of shares held, on December 31, by the shareholders that informed us to hold at least, a tenth, a third or half of the capital:

- Vertix SGPS, S.A. (24,422,813 shares, 29.51% of the share capital)
- UFA Film (9,561,953 shares, 11.55% of the share capital)
- Fidelity (8,495,752 shares, 10.26% of the share capital)

List of Qualified Holdings (known on December 31, 2004)

In the terms and for the effects of paragraph e) of the No. 1 of article 8 of CMVM's Regulation 4/2004, we communicate the list of qualified holdings know to the Company on December 31, 2004:

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Vertix SGPS SA	24,422,813	29.51%	29.51%
Firstcarma SGPS, SA	1,152,202	1,39%	1.39%
Partrouge SGPS, SA	559,490	0.68%	0.68%
Alvor 2004 SGPS, SA	258,988	0.31%	0.31%
Fredter SGPS, SA	853,506	1.03%	1.03%
Heisamore SGPS, SA	888,743	1.07%	1.07%

To Mr. Miguel Pais do Amaral are attributable 33.10% of the inherent voting rights to the 1,000,000 shares held directly by himself and the shares held by the societies Firstcarma SGPS, SA, Partrouge SGPS, SA and Alvor 2004, SGPS, SA, and still, in agreement with the understanding of CMVM, to the totality of the inherent voting rights of the shares held by Vertix, SGPS, SA, due to his indirect holding of 50% of the share capital of that company.
To the Mr. Nicolas Berggruen are attributable 29.51% of the voting rights, in agreement with the understanding of CMVM, regarding the totality of the inherent voting rights of the shares held by Vertix, SGPS, SA, due to his indirect holding of 50% of the share capital of that company.

Additionally, the Company was informed that according to CMVM's understanding of articles 19 and 20 of the Securities Code, to the joint subscribers of the Shareholders Deed related with Grupo Media Capital SGPS, SA, updated with the information rendered by Vertix to CMVM on November 29, Mr. Miguel Pais of Amaral (as a direct and indirect shareholder of Vertix SGPS, SA), Vertix SGPS, SA, Firstcarma SGPS, SA, Partrouge, SGPS, SA, Alvor 2004 SGPS, SA, Fredter, SGPS, SA and Heisamore SGPS, SA, are attributable the totality of the shares held by them, meaning, they are imputable 35.20% of voting rights of the Group corresponding to 29,135,742 shares, representative of 35.20% of the share capital of the Company held by the aforementioned subscribers.

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
UFA Film – und Fernseh GmbH	9,561,953	11.55%	11.55%

The UFA Film is held at 95.15% by the RTL Group Deutschland Gmbh, which is held at 100% held by CLT-UFA SA.
CLT-UFA SÁ is held at 99.68% by the CLT-UFA SA Holding, which is held at 100% by the RTL Group SA.
Bertelsmann AG holds 83% of the RTL Group SA.

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Fidelity Investments through:			
Fidelity Management & Research Company	3,758,212	4.54%	4.54%
Fidelity International Limited	4,737,540	5.72%	5.72%
Total Fidelity Investments	**8,495,752**	**10.26%**	**10.26%**

Fidelity Management & Research Company manages the "Fid Europe Fund", which individually holds a share above 2% of corresponding voting rights of the share capital of Grupo Media Capital SGPS, holding 2,083,111 shares or 2.52% of the share capital.

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
The Capital Group Companies, Inc. through:			
- Capital Guardian Trust Company	2,414,700	2.92%	2.86%
- Capital International, Inc.	56,500	0.07%	0.07%
- Singapore, Capital International S.A.	28,800	0.03%	0,00%
Total The Capital Group Companies, Inc.	**2,500,000**	**3.02%**	**2.93%**

The above presented percentage of voting rights, communicated to us by CGC, has its correspondence with the local law of the shareholding company, that foresees that voting rights can be limited by the delegation, or not, of the voting rights of the fund subscribers to the managing company. Under Portuguese law, and given that the issuing company does not hold own shares, to the 3.02% of the share capital, correspond 3.02% of the voting rights.

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Caixa Geral de Depósitos, SA through:			
- Caixa Geral de Depósitos, SA	1,200,000	1.45%	1.45%
- Companhia de Seguros Fidelidade-Mundial, SA	1,200,000	1.45%	1.45%
Total Caixa Geral de Depósitos, SA	**2,400,000**	**2.90%**	**2.90%**

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Banco Espírito Santo, SA through:			
- ESAF – Espírito Santo Fundos de Investimento Mobiliário, SA	105,800	0.13%	0.13%
- ESAF – Espírito Santo Fundos de Pensões, SA	2,176,200	2.63%	2.63%
- ESAF – Espírito Santo Gestão de Patrimónios, SA (Gestão Discricionária)	68,000	0.08%	0.08%
Total Banco Espírito Santo, SA	**2,350,000**	**2.84%**	**2.84%**

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Companhia de Seguros Tranquilidade – Vida SA	2,026,490	2.45%	2.45%

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Nexgen Capital Limited	1,797,022	2.17%	2.17%

Nexgen Capital Limited is held at 100% by Nexgen Re Limited, which is held at 100% by Nexgen Financial Holdings Limited.

Media Capital

Securities issued by the group and held by members of the Governing Bodies

In the terms and for the effects of article 447 of the Portuguese Companies Code, we communicate the shares held by the members of the Governing Bodies of the Company, on December 31, 2004.

Share transactions by members of the Governing Bodies

			Transactions in 2004			
	Shares	Number of Shares 31-12-04	Acquisitions	Alienations	Unit Price	Date
Miguel Maria de Sá Pais do Amaral	GMC	1,000,000				
			49,439		3.93	24 May
			50,118		3.92	25 May
			50,000		3.82	26 May
			50,000		3.78	27 May
			50,000		3.86	28 May
			45,392		3.94	31 May
			55,051		3.90	1 June
			52,000		3.95	2 June
			45,004		3.95	3 June
			30,000		4.10	9 June
			28,000		4.10	10 June
			30,782		4.08	11 June
			50,500		4.09	14 June
			33,714		4.14	15 June
			50,000		4.20	16 June
			35,450		4.31	17 June
			30,000		4.31	18 June
			5,356		4.31	21 June
			5,.000		4.30	22 June
			11,000		4.31	23 June
			27,682		4.31	24 June
			790		4.30	25 June
			44,329		4.30	28 June
			28,663		4.30	29 June
			96,730		4.30	30 June
Bo Einar Lohmann Nilsson	GMC	26,000				
			6,600		3.79	27 May
			19,400		3.79	28 May
Jared Scott Bluestein		0				
Annet Aris		0				
Javier Aguirre Nogues		0				
Jaime Roque de Pinho d' Almeida		0				
Augusto de Athayde Soares D' Álbergaria		0				

Independent Auditor

			Transactions in 2004			
	Shares	No. Shares 31-12-04	Acquisitions	Alienations	Unit Price	Date
Deloitte & Associados, SROC		0				

Corporate Governance Report

The Corporate Governance Report of Grupo Media Capital, SGPS, SA, is presented in a separate annex.

Proposal of Application of Results

The group's consolidated net result for the year of 2004 was a net loss of 5,802,323 euros (five million, eight hundred and two thousand, three hundred and twenty three euros), which we propose to be transferred to accumulated results. Additionally, we propose that the General Assembly approves the coverage, through the existing share premium, of the accumulated net losses and of the negative result of 2004, in the total value of 110,429,659 euros (one hundred and ten million, four hundred and twenty-nine thousand, six hundred and fifty nine euros). We believe this measure to be essential in light of the future possibility of a dividend payout to the shareholders.

Acknowledgements

We wouldn't like to finish this report without a special thank you to all of those who either directly or indirectly contributed to the development of this Group.

Lisbon, March 10, 2005

Board of Directors:
Miguel Pais do Amaral (Chairman)
Annet Aris (Non Executive Director)
Augusto Athayde Soares D'Albergaria (Non Executive Director)
Bo Nilsson (Executive Director)
Jaime Roque de Pinho D'Almeida (Non Executive Director)
Jared Bluestein (Non Executive Director)
Javier Aguirre Nogues (Non Executive Director)

Media Capital

CORPORATE GOVERNANCE REPORT

Introduction

The company Grupo Media Capital SGPS, S.A. (hereinafter referred as to the "Media Capital Group" or the "Media Capital") has chosen to enclose a separate annex to the 2004 Annual Report and Accounts devoted entirely to the Corporate Governance in accordance with CMVM Regulation no. 07/2001 as amended by the changes introduced by CMVM Regulation no. 11/2003 on the Corporate Governance of listed companies.

Guiding Principles

Media Capital recognizes the importance of good governance in establishing an open and fruitful relationship between the Company's shareholders and its management.

Our principles of Corporate Governance are guided by accountability to shareholders, lack of limitations on shareholders' votes, clear and transparent information to all shareholders, the role of independent board members and the management's desire to meet its obligations to shareholders.

Our mission as management is to enhance the value of the shareholders' investment by carefully managing the risks inherent to the business.

CHAPTER 0 – DECLARATION OF COMPLIANCE

The Media Capital Group complies with the CMVM's guidelines of Corporate Governance for listed companies with only three exceptions:

1. **Guideline II – 2** – The CMVM recommends a blocking period of the shares for attending the shareholders' general meeting not superior to five business days. The Company's articles of association set out that shareholders can only participate and vote in a shareholders' general meeting provided that they held shares at least the tenth day before the shareholders' general meeting takes place and, in result, shares have to be blocked for a minimum blocking period of ten days before the shareholders' general meeting. The Media Capital Group encourages the active

exercising of voting rights, in particular, there is no statutory restriction to the exercise of the vote by post, and voting bulletins are made available to shareholders for the exercise of vote by post which must be sent to the company within a minimum period of five business days as recommended by the CMVM. The implementation of a more reduced period for the blocking of shares implies streamlining the complex process of organization and preparation of shareholders' general meetings of listed companies. When the circumstances lead to a more simplified process regarding the reception and treatment of the banks' declarations attesting the quality of shareholders without affecting the realization of shareholders' general meetings in a timely and organized manner the referred CMVM guideline will be adopted.

2. **Guideline IV – 7** – The CMVM recommends the creation of internal control committees responsible for the evaluation of the corporate structure and governance. These committees were not created, and the function of evaluating the structure and corporate governance was exercised and guaranteed by the Board of Directors itself, at the individual level of the holding, and by its subsidiaries' management control departments, at the level of the subsidiaries. This does not imply that specific committees will not be created in the future.

3. **Guideline IV – 8** - The CMVM recommends the individual breakdown of the members of the Board of Directors' remuneration. The non adoption of this item of the guideline is as result of a duly reflection of all the interests. Media Capital believes that the management of the company has a collective responsibility and that the results of disclosure of the individual breakdown of remuneration, besides other potential negative effects, are not higher than the interest in protecting the right of reservation and privacy of each member of the Board of Directors. Therefore it has decided to disclose the total remuneration of the members of the Board of Directors as a whole.

Media Capital

CHAPTER I – INFORMATION DISCLOSURE

1. Organisational Structure


GENERAL ASSEMBLY
BOARD OF DIRECTORS
Miguel Paes do Amaral
Annet Aris
Augusto de Athayde S. D'Albergaria
Bo Nilsson
Jaime Roque de Pinho D'Almeida
Jared Bluestein
Javier Aguirre Nogues
Holding management structure
CEO
Miguel Paes do Amaral
CFO
Bo Nilsson
COO
Eduardo Fernandez-Espinar
Finance & Investor Relations
Sales & Marketing
Control, Business Development & IT
Human Resources
TV
Radio
Outdoor
Internet
Press

1.1 Media Capital Group

As regards its organization, the Group Media Capital is structured according to business areas, that correspond to the different media markets in which it operates – Television, Radio, Outdoors, Press and Internet – and its main activity is the commercialisation of advertising space.

As the Group's holding, the Group Media Capital, SGPS, S.A. is responsible for its strategic development, namely regarding its expansion process, as well as for the global management of all the different business areas, playing a guiding role in the decision making process.

The daily management of the business areas is carried out in greater depth by Meglo - Media Global, SGPS, S.A., the *sub-holding* that holds the business areas' capital holdings.

Each business area works in accordance with autonomous current management principles, according to the criteria and orientations that derive from each area's Annual Budget, reviewed and approved annually by the Board of Directors, in which the strategic, operational and investment orientations of the various businesses are defined in a participative and interactive form. The operational functioning is regulated within a management control system led by the holding, where there is permanent control of the execution of the budget.

1.2 Media Capital Holding

In order to adequately exercise its functions, the Media Capital Group holds various functional structures that support the Group's management, which are grouped in Media Capital Serviços, S.A. The aim of these structures is not only to provide the holding with tools to support operational decisions, but also to render management and consulting services to the Group in what regards legal services, administrative and financial, commercial and marketing, human resources, planning and control of information systems areas. The Business Development and Investor Relations Areas are also included in this company.

1.3 Board of Directors

The Board of Directors of the Media Capital Group is the object of Chapter IV, below.

2. Specific Committees

The Board of Directors of the Media Capital Group has created specific committees, each with a clear structure, responsibilities and powers.

Management Remuneration Committee

In addition to the Directors Remuneration Committee responsible for resolving on all the aspects involving the remuneration of the members of the Board of Directors referred to in point 9 below, Media Capital's articles of association sets forth the creation by the Board of Directors of a remuneration committee for managers.

The Management Remuneration Committee shall be responsible for establishing and reviewing material aspects of the Media Capital Group's policy on senior management compensation as well as any performance bonus schemes that the Company intends to implement in order to incentive productivity and attract the managing team to stay in the Media Capital Group.

The Management Remuneration Committee is composed by five members of the Board of Directors, two of them are considered independent directors in light of no. 2 of article 1 of the CMVM Regulation no. 11/2003. The members of the Management Remuneration Committee were already appointed by the Board of Directors and they will initiate their functions on 23rd April 2005, following the Annual Shareholders' General Meeting.

The current composition of this committee is the following:

- Mr.Miguel Maria de Sá Paes do Amaral
- Mr. Jared Scott Bluestein
- Mr. Bo Einar Lohmann Nilsson
- Mr. Jaime Roque de Pinho D' Almeida (independent Director)
- Mr. Augusto de Athayde Soares D' Albergaria (independent Director)

Audit committee

The Media Capital's articles of association sets forth the creation by the Board of Directors of an Audit Committee. The Audit Committee shall be responsible towards the Board of Directors for financial control and reporting, internal and external audits and the independence and objectivity of external auditors, among other things. This committee will also monitor and control that the Media Capital Group complies with legal and regulatory requirements and accounting standards. The ultimate responsibility for reviewing and approving the Media Capital Group's accounts will rest with the Board of Directors.

The Audit Committee is composed by three members of the Board of Directors, two of which are considered independent directors in light of no 2 of article 1 of the CMVM Regulation no 11/2003. The members of the Audit Committee were already appointed by the Board of Directors and will initiate their functions on 23rd April 2005, following the Annual Shareholders Meeting.

The current composition of this committee is the following:

- Mr. Jared Scott Bluestein
- Mr. Jaime Roque de Pinho D'Almeida (independent Director)
- Mr. Augusto de Athayde Soares D' Albergaria (independent Director)

Strategic Board

The Media Capital's articles of association sets forth that the Company shall have a Strategic Board for the purpose of advising the Board of Directors with respect with certain relevant matters as may be determined by a majority decision of the Board.

The Strategic Board shall be comprised of all the members of the Board of Directors and up to six additional members who shall be appointed by the Board. An Independent Director is expected to chair the Strategic Board. The Board of Directors has not yet appointed those supplementary members.

3. Risk control

Media Capital's management believes that it is essential to implement systems that allow the management to:

(i) Identify the risks the company is facing.

(ii) Measure the impact on the financial performance and value of the company.

(iii) Compare the value-at-risk with the cost of the coverage instruments, whenever available.

(iv) Monitor the evolution of the identified risks and coverage instruments.

The Risk Management function aims to minimise the impact of existing risks on the company and all its stakeholders. The Media Capital Group faces three kinds of operating risks that are inherent to the business: regulatory, financial and operational.

Regulatory

Risks

§ Like other operators in the Portuguese media industry, the Media Capital Group is subject to a number of laws, regulations and directives that limit the manner in which the Media Capital Group may conduct its operations. Current laws, regulations and directives govern, among other things, the issuance, renewal, transfer and ownership of television and radio broadcasting licenses, the timing and content of television and radio programming, the timing and amount of commercial advertising that may be broadcasted in a given period and the content of advertising that may be broadcasted or displayed.

Risk management

§ The High Authority for the Mass Media (hereinafter referred to as the "AACS") is vested with the authority to issue and to renew television broadcasting licences. All existing free-to-air television broadcasting licences were issued for 15 years in 1992 and may be renewed for additional 15-year periods upon request by the relevant holder provided that certain conditions are met. A request for renewal must be submitted to the AACS one year prior to the expiry of the licence to be renewed. The Media Capital considers that there is very limited risk in the renewal process of the TVI's licence, as a renewal request may only be denied in the case of a manifest and unjustifiable failure to comply with the conditions on which the awarding of the licence was based. The boards of Media Capital Group and the operating unit are responsible for monitoring licence's requirements and relations between the Media Capital Group and the regulatory authorities.

§ Radio Licenses and authorisations are issued for 10 years and may be renewed for additional 10-year periods upon request by the relevant holder provided that certain conditions are met. A request for renewal must be submitted to the AACS six months prior to the expiry of the term of the license or authorisation to be renewed. The Media Capital considers that there is a very limited risk in the renewal process of its radio licences, as a renewal request may only be denied in the case of a manifest and unjustifiable failure to comply with the conditions on which the awarding of the license or authorisation was based. The boards of the Grupo Media Capital and the operating unit are responsible for monitoring licence's requirements and relations between the Media Capital Group and the regulatory authorities.

§ Outdoor licences are generally issued directly by the municipality to the person requesting the licence; however, certain municipalities also organise public tenders aimed at awarding licences to outdoor advertisers that install street furniture in public locations. The duration of the licence and the rates that must be paid by the licensee vary according to the type of outdoor advertisement involved and the licences are renewable automatically upon request provided that the licensee pays the agreed rates. The concessions for the outdoor advertising on public transportation are granted by long term periods of 5 to 10 years, with automatic and successive renovation by equal periods. The boards of Grupo Media Capital and the operating unit are responsible to monitor the licence requirements and the relation with the concessionary entities. The Media Capital's exclusive concessions for Lisbon bus and subway system and for the national train system were successfully renegotiated during 2004 for new concession periods starting in 2005.

Financial

Risks

§ Interest rate risk – An increase in interest rates can affect the financial performance of the company since the company relies on external sources of funding.

§ Currency risk - Media Capital regularly acquires programming contents in the international markets. Payments can be made in other currencies, namely USD currency.

Risk Management

§ The Financial Direction of Media Capital is responsible for the planning of the Media Capital Group's funding, evaluating interest rate, currency and refinancing risks. The Media Capital's funding costs are indexed to short term interest rates. However, Media Capital has a policy of covering around 50% of its interest rate risk through interest rate swaps. The Board of Directors believes that the optimal maturity of the interest rate swaps should be similar to the average maturity of the current Group debt which is now a little over 2 and a half years.

§ Currency risk is not hedged due to the small value at risk. The company is mainly exposed to the acquisition of television contents costs in USD, averaging approximately USD 8 million per year, in the last couple of years.

Operational

Risks

§ TVI and various radio stations operated by the Media Capital Group depend to some extent on the continued presence of various well-known anchors, presenters, broadcasters and hosts.

§ Credit risk.

§ Fraud risk.

Media Capital

Risk management

- § The Media Capital Group does not have "key man" insurance covering the loss of any of these employees and or persons but is in the process of establishing an incentive compensation programme designed to retain certain of these employees. The Media Capital Group also works hard at training a second tier who would be ready to step in, should the need arise.

- § Media Capital has a conservative approach to operational risk such as payment defaults, provisioning credits in a casuistic basis in accordance with the expected recovery of those credits.

- § As a response to the challenges inherent to the diversity of the business areas of the Media Capital Group, and in order that the several businesses' internal control mechanisms and procedures are kept efficient and adequate, the Media Capital Group has established an Internal Auditing function, responsible for monitoring that financial and operational risks are carefully managed. The Internal Auditing function, which supports the management of the Media Capital Group and is under the coordination of the Management Control Direction:

Assists the holding and the several companies of the Media Capital Group in identifying the risk areas in which there are lack or ineffectiveness of internal control;

Proposes and contributes to the implementation of the best procedures in view of:

- Monitoring and enhancing the business performance;
- Minimizing risks of mistakes, fraud or inadequate utilization of the company's means;
- Assuring the accurateness of the financial and operation information transmitted to the management of the Media Capital Group's companies;
- Harmonizing operational and accounting criteria, policies and procedures.

Media Capital

4. Media Capital's shares

Type of shares

Pursuant to the Portuguese law, ordinary shares of licensed television broadcasters must be *nominative and any shareholding that allows the shareholder to exert significant influence over the* broadcaster must be disclosed.

The same applies to Companies who are parents or majority holders of any journalistic Companies, i.e. media Companies. In fact, this requirement is directly connected to the need for transparency in the media sector as well as merger control.

This is also the reason why shareholders' identity should be disclosed to the Financial Intermediaries who shall report it to the Central System managed by Interbolsa, S.A. The law requires that the real owners of the shares are identifiable by anyone, especially by the Regulatory Authorities, and therefore it is not considered fair practice to hide their identities in any manner.

The Media Capital Group is a public company under the Portuguese Securities Code with an issued share capital of €7,448,832.72, consisting of 82,764,808 shares with a nominal value of €0.09 per share.

The shares are in dematerialised form and held in accounts with financial intermediaries authorised by the CMVM who act as securities custodians and are integrated in the central system managed by Interbolsa, S.A.

Media Capital stock price evolution in €


5.5
5
4.5
4
3.5
IPO
€ 4.35
(1)
(2)
(3)
(4)
(5)
(6)
(7)
10/3
€ 5.55

(1) 28 April 2004 – Disclosure of the first quarter of 2004's results.
(2) 15 June 2004 – Announcement of the entry of the Media Capital Group to PSI 20
(3) 28 July 2004 – Disclosure of the first semester of 2004's results
(4) 19 August 2004 – Agreement with Sport TV in view of the broadcasting of the Superliga's matches
(5) 15 September 2004 – Media Capital Group enters into Euronext Next 150
(6) 4 October 2004 – Bertelsmann Group acquires HMTF's holding in the Media Capital Group
(7) 28 October 2004 – Disclosure of the third quarter of 2004's results

5. Dividends

There has not been any payment of dividends by the Media Capital Group, to date.

As in 2005 it is probable that there will be a strong cash flow, and as growth CAPEX and acquisitions are to be funded by cash flow, excess cash will be returned to shareholders in the form of dividends or share buy-backs should no attractive investment opportunities appear. The "pay-out" ratio for shareholders' remuneration will be targeted at a minimum of 50% of net profit, as permitted by the Portuguese Law.

6. Stock Option Plans

The Media Capital Group is implementing a "Stock Option Plan" addressed to employees and members of the Board of Directors of all the companies of the Media Capital Group.

Under the projected Stock Option Plan, acquisition rights of shares representing up to 5% of the Company's share capital will be awarded to certain employees and members of the Board of Directors of Group companies over a period of five years between 2005 and 2009 and against of the fulfilment of certain performances and on the precise terms and conditions to be defined by the Remuneration Committee for the members of the Board of Directors and by the Board of Directors and/or the Remuneration Committee for managers set up by the Board of Directors.

Notwithstanding the required approval of the Stock Option Plan by the above mentioned Remuneration Committees, the Board of Directors of the Company resolved on the approval of the major principles of the Stock Option Plan to be implemented.

The envisaged Stock Option Plan for the years 2005 to 2009 aims to retain key employees and members of the Board of Directors and their participation in the performance of the Company's shares to foster their medium and long term performance.

The Stock Option Plan, in what concerns the period beginning in April 2004 and ending in March 2005, sets forth an option right for subscribing new shares, up to the limit of 1.25% of the share capital of the Company, to be executed through a share capital increase in the Company, for which is required a waiver of the pre-emption rights held by the shareholders through a Shareholders' General Meeting. The price of the option allocated to this period is of €4.35 per share.

7. Transactions with related parties

In the course of the 2004 financial year, no operation or business performed outside the normal market conditions for that kind of operation or outside the scope of the normal activities of the Media Capital Group, which is the management of its financial holdings, took place between the company and the members of its Board of Directors, auditing bodies, holders of a qualified holding or companies in a group relationship.

The Media Capital's articles of association contain a set of provisions governing situations of conflicts of interests that may arise.. These are disclosed ahead in Chapter III of this report.

8. Investors Relations department

The mission of Media Capital's Investor Relations department is to provide relevant information to all stakeholders on a regular basis, to allow the market to value the company correctly at all times.

Cornerstones of Media Capital's Investor Relations policy:

- Commitment from top management
- Transparency
- Delivery

Information Policy:
Media Capital will provide the following releases and presentations on a regular basis:

- News alerts
- Mandatory announcements
- Monthly audience reports
- *Quarterly results releases*
- Quarterly results presentation
- Specific company presentations
- AGM announcements
- Annual report

Additionally:

- Media Capital's management will visit investors at least twice a year.
- The CFO and the IR department will visit the sell-side at least once a year.
- Media Capital will hold an Investor Day with the participation of all divisional managers, once a year.
- The company will be open to participate in sector and regional conferences.
- The company is available for conference calls and visits in Lisbon, by investors and analysts upon request.

9. Directors Remuneration Committee

The remuneration of the members of the Board of Directors is fixed by the Shareholders' General Meeting or by a Remuneration Committee composed by shareholders elected every four years by the Shareholders' General Meeting. On 10 March of 2004, the Shareholders' General Meeting of the Grupo Media Capital appointed the following five companies as members of the Remuneration Committee:

- Vertix SGPS, S.A.
- HMTF - Madeira Cayman, LP
- Hercules Entreprises, Inc
- Alvor 2004, SGPS, S.A.
- Heisamore, SGPS, S.A.

Pursuant to a declaration executed on 15 March 2004, however, Vertix, SGPS, S.A., Alvor 2004, SGPS, S.A and Heisamore, SGPS, S.A., undertook that such Remuneration Committee will not vote on matters relating to the remuneration of Mr. Miguel Paes do Amaral or Mr. Bo Nilsson.

Meanwhile, HMTF - Madeira Cayman, LP and Hercules Entreprises, Inc had lost their quality of shareholders and therefore the Annual Shareholders' General Meeting shall resolve on the re-composition of the Remuneration Committee.

10. Auditors Remuneration

The company is audited by Deloitte & Associados, SROC S.A., which resulted from the merger process of the company "Freire, Loureiro & Associados, SROC, S.A." - appointed as single auditor of the Company for the four year term of 2004-2007 - into the company "António Dias & Associados, SROC, S.A." - appointed as substitute single auditor of the Company for the four year term 2004-2007. Due to the referred merger process occurred in 2004, the substitute single auditor has replaced the single auditor in the performance of its duties. The following Annual Shareholders' General Meeting shall resolve on the appointment of the Company's single auditor.

In 2004 the Media Capital Group had a total cost of €1,308,515 with its auditors on a consolidated basis. The breakdown of these costs is as follows:

1) Audit fees - €549,500 (42.0%) for the audit services in connection with the standard procedures for the issue of an opinion on the consolidated and statutory accounts;
2) Tax fees - €298,413 (22.8%);

3) Audit related fees - €460,602 (35.2%) for services, including analysis of non-recurring transactions, of which we should highlight the ones related with the IPO process which occurred in the first quarter of 2004, in the amount of € 345,000.

The Board of Directors, together with the Financial Direction of Media Capital assure that the services provided do not jeopardize the auditors' independence.

CHAPTER II - EXERCISE OF VOTING RIGHTS

Pursuant to the Media Capital Group's articles of association, each group of one thousand shares, with a nominal value of nine cents per share, is entitled to one vote. Shareholders holding less than 1,000 shares may aggregate their shares for the purposes of voting and participating in the Shareholders' General Meeting.

Shareholders with voting rights are able to attend the Shareholders' General Meeting by giving powers of representation to any of the others shareholders or to any other person appointed. The proxies of voluntary representation have to be delivered to the company and have to be addressed to the Chairman of the Shareholders' General Meeting at least five days prior to the day convened for the meeting. The required steps are clearly stated in the notice to convene the Shareholders' General Meeting and a special page devoted has been created in the company's website www.mediacapital.pt in Portuguese and English versions.

Under the Portuguese Securities Code, shareholders with voting rights may exercise them by post. Media Capital Group's articles of associations do not contain any limitation to the right to vote by post.

The Media Capital Group makes a particular effort to encourage the postal voting process. The procedures to be followed in order to vote by post are clearly stated in the notice to convene the Shareholders' General Meeting.

The Media Capital Group makes available the postal voting form in Portuguese and in English language at the company's website, www.mediacapital.pt.

Electronic voting is not available since the existing information systems do not comply with the company's high security standards.

The shares have to be blocked 10 days before the Shareholders' General Meeting.

CHAPTER III - Company's rules and regulations

The Media Capital's articles of association contain a set of provisions governing conflicts of interests' situations that may arise. In accordance with those rules:

- Any Director who has an interest in a contract, transaction, arrangement or proposal with the Company shall declare the nature of such interest at the meeting of the Board of Directors at which the question of entering into such contract, transaction, arrangement or proposal is first considered. Any Director shall not be entitled to count in the quorum or vote in relation to the *proposed resolution or resolutions relating to such interest;*

- Any shareholder who has an interest in a contract, transaction, arrangement or proposal with the Company shall declare the nature of such interest to the Board of Directors of the Company and at the Shareholders' General Meeting at which the question of entering into such contract, transaction, arrangement or proposal is first considered. Any shareholder shall not be entitled to vote, or allow their shares to be grouped with those of other shareholders for voting purposes, on any *proposed resolutions or resolution* in which they have an interest;

- the Board of Directors shall always require resolutions of a Shareholders' General Meeting in relation to any transactions with any shareholder's related party of a value of €5.000.000 or higher, being considered as related party any individual who is a relative on first degree of a relevant shareholder or a company which is directly or indirectly controlled by a relevant shareholder. Relevant shareholder is any shareholder holding more than two per cent of the Media Capital's voting share capital.

The Media Capital Group has issued, by means of its Chairman of the Board of Directors, an internal regulation addressed to all of its collaborators, aiming at regulating external communications, in respect of rules determined by capital markets and by the CMVM regarding listed companies in general.

This regulation informs what is understood by relevant facts and information, defines the spokespeople and the procedures for the disclosure that is considered to be relevant and stresses that all information that is to be revealed externally shall always be based on historic facts, shall be clear, complete, updated and truthful, and shall not exceed information that was previously made available regarding what is already public. Any investor can gain access to the referred regulation by means of a direct request addressed to the Investor Relations department of the Media Capital Group.

There is no statutory provisions or measures adopted by the Media Capital Group to prevent the success of public tender offers nor is the Company aware of any shareholders agreement which can lead to this effect, without prejudice of the shareholders agreement, mentioned in the IPO prospectus, affecting the exercise of the voting rights by shareholders with holdings, in aggregate form, corresponding to more than one third of the company's voting rights.

CHAPTER IV - BOARD OF DIRECTORS

The Board of Directors has the ultimate responsibility for the management of the company. Its main responsibilities are to define the company's strategic guidelines, monitor the implementation of such guidelines and the financial health of the company. The senior management is responsible for the day to day operations of the Media Capital Group.

The Board of Directors, by law, has to be comprised of an odd number of directors and Media Capital's articles of association sets forth that the Board of Directors should have seven members. Moreover, according to the Media Capital's articles of association, at least two of the members of the Board of Directors must be independent directors. The members of the Board of Directors are appointed for a four year term as from 10 March 2004 ending in 31 December 2007.

Board of Directors

Chairman

Mr. Miguel Paes do Amaral	Executive	

Directors

Mr. Bo Nilsson	Executive	
Mr. Jared Bluestein	Non-executive	
Mrs. Annet Aris	Non-executive	Independent
Mr. Javier Aguirre Nogues	Non-executive	Independent
Mr. Jaime Roque de Pinho D' Almeida	Non-executive	Independent
Mr. Augusto Athayde Soares D' Albergaria	Non-executive	Independent

The above-mentioned members of the Board of Directors are also part of the following companies:

Mr. Miguel Paes do Amaral

Part of Media Capital Group	
§ Meglo – Media Global SGPS SA	Member of the Board of Directors
§ Media Capital – Editora Multimedia SA	Member of the Board of Directors
§ Media Capital – Telecomunicações SA	Chairman of the Board of Directors
§ Unidivisa – Promoção de Projectos de Media SA	Member of the Board of Directors
§ Med Cap Technologies – Desenvolvimento e Comercialização de Sistemas de Comunicação SA	Chairman of the Board of Directors
§ MCR – Radiofonia e Publicidade, Soc Unipessoal SA	Chairman of the Board of Directors
§ Rádio Comercial SA	Chairman of the Board of Directors
§ R. Cidade – Produções Audiovisuais SA	Chairman of the Board of Directors
§ Media Capital Entertainment – Produção de Eventos Ldª	Director
§ Farol Música – Sociedade de Produção e Edição Audiovisual Ldª	Director
§ Kimberley Trading SA	Chairman of the Board of Directors
§ TVI – Televisão Independente SA	Chairman of the Board of Directors
§ Media Capital Outdoor – Publicidade SA	Chairman of the Board of Directors
§ BTP – Publicidade em Transportes e Meios de Comunicação, SA	Chairman of the Board of Directors
§ Publicarris – Publicidade na Companhia de Carris de Ferro de Lisboa, SA	Chairman of the Board of Directors
Not Part of Media Capital Group	
§ Alfacompetição Automóveis de Competição, Lda	Director
§ Preçobase Mediação Imobiliária, SA	Member of the Board of Directors
§ Sociedade Agro-Florestal Serra da Pousada, SA	Director
§ Gasabel Soc Imobiliária, SA	Member of the Board of Directors
§ Madirest Soc de Desenvolvimento e Exploração de Restaurantes, SA	Member of the Board of Directors
§ Vertix, SGPS, SA	Member of the Board of Directors
§ Lanifos Soc de Financiamentos, Lda	Member of the Board of Directors
§ 2ndCarma – Consultadoria e Investimentos, SA	Member of the Board of Directors
§ CGCI, SGPS, SA	Member of the Board of Directors
§ Quifel, SGPS, SA	Member of the Board of Directors
§ Diana Soc Promoção e Investimentos Imobiliários, SA	Member of the Board of Directors
§ Quifel Administração de Imóveis, Lda	Member of the Board of Directors

Media Capital

Mr. Bo Nilsson

Part of Media Capital Group	
§ Meglo – Media Global, SGPS, SA	Member of the Board of Directors
§ Media Capital – Serviços de Consultoria e Gestão, SA	Member of the Board of Directors
§ Media Capital – Editora Multimédia, SA	Member of the Board of Directors
§ Media Capital – Telecomunicações, SA	Member of the Board of Directors
§ Unidivisa – Promoção de Projectos de Media, SA	Member of the Board of Directors
§ Rádio Comercial, SA	Member of the Board of Directors
§ R. Cidade – Produções Audiovisuais, SA	Member of the Board of Directors
§ Rádio regional de Lisboa – Emissões de Radiodifusão, SA	Member of the Board of Directors
Not Part of Media Capital Group	
§ Heisamore, SGPS, SA	Member of the Board of Directors
§ Courtfield Gardens, Lda	Director

Mr. Jared Bluestein

Not Part of Media Capital Group	
§ Berggruen Holdings Ltd.	Member of the Board of Directors
§ FGX International	Member of the Board of Directors
§ Bonded Services Inc	Member of the Board of Directors
§ Desa International	Member of the Board of Directors
§ Hoover Treated Wood Products	Member of the Board of Directors

Mrs. Annet Aris

Not Part of Media Capital Group	
§ Hansa- Heeman AG, Rellingen Germany	Member of the Board of Directors

Mr. Javier Aguirre Nogues

§ Valores Bavaria	Chairman of the Board of Directors
§ Alianza Summa	Chairman of the Board of Directors
§ Bellsouth Colombia S.A.	Chairman of the Board of Directors
§ Carrefour	Chairman of the Board of Directors
§ Orbitel S.A. ESP	Member of the Board of Directors
§ Sofasa S.A.	Member of the Board of Directors

Mr. Jaime Roque de Pinho d'Almeida

§ Grupo Bertrand	Member of the Board of Directors
§ PT Comunicações SA	Member of the Board of Directors
§ TMN	Member of the Fiscal Council
§ Saconsult- Consultadoria de Gestão Económica e Financeira Ldª.	Director

Mr. Augusto de Athayde Soares D' Albergaria

§ Espírito Santo Financial (Portugal), SGPS, S.A.	Member of the Board of Directors
§ Telepri Telecomunicações Privadas SGPS, S.A.	Chairman of the Board of Directors
§ Espírito Santo Ireland PLC, (Dublin)	Member of the Board of Directors
§ Banco Espírito Santo dos Açores	Chairman of the Board of Directors
§ Portugal Telecom, S.A.	Member of the Remuneration Committee
§ Fundação D. Manuel II	Member of the Board of Directors
§ Arqueonautas, Arqueologia Subaquática, S.A.	Member of the General Council
§ Arte da Mesa e Decoração - Promoção Comercial ACE	Chairman of the Shareholders' General Meeting

An Executive Committee does not exist in the Media Capital Group nor does any other situation that can lead to the delegation of competence as regards matters of management. Management decisions are taken by the Board of Directors, within the regular carrying out of its functions, and the incorporation of this kind of committee is considered unnecessary for the good functioning of the company and for the protection of the shareholders' interests.

The Board of Directors will meet whenever it is convened, orally or by writing, by its Chairman or by two of its members, when and where the corporate interest demands it and at least quarterly. During the 2004 period, the Board of Directors of the Grupo Media Capital met regularly, eight times in that year, almost all its members having participated or been represented at such meetings, thus guaranteeing the effective control of the Media Capital Group's management.

The remuneration of the members of the Board of Directors is fixed by the Shareholders' General Meeting or by a Remuneration Committee, as referred in point 9 above. As also described in point 6 of this report, the Company is in a process of implementing a "Stock Option Plan" addressed to employees and members of the Board of Directors of all Media Capital Group, including the Holding Company.

Remuneration

The aggregate remuneration paid or accrued on behalf of the members of the Board of Directors for the year ended 31st of December 2004 amounted to € 1,915,834 in salaries, fees, commissions and bonuses. This amount is split between €1,415,834 of fixed remuneration and €500,000 of variable remuneration.

GRUPO MEDIA CAPITAL, SGPS, S.A.

CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	Notes	2004	2003
ASSETS:			
Current assets:			
Cash and cash equivalents		5,328,709	9,055,444
Trade accounts receivable, net	4	30,468,048	26,014,301
Other current assets, net	5	6,227,118	12,064,353
Inventories, net		1,184,002	645,478
Accruals and deferrals	6	53,116,022	49,703,727
Total current assets		96,323,899	97,483,303
Medium and long-term assets:			
Deferred tax assets	25	20,112,689	24,524,650
Other non current assets	7	3,001,113	8,774,566
		23,113,802	33,299,216
Investments in affiliated companies, net	8	7,126,425	2,681,630
Fixed assets, net	9	37,039,619	39,730,519
Intangible assets, net	10	22,043,845	9,540,713
Goodwill, net	11	156,893,551	135,098,959
TOTAL ASSETS		342,541,141	317,834,340
LIABILITIES:			
Current liabilities:			
Bank loans	12	15,754,913	39,860,063
Accounts payable to suppliers	13	30,238,392	31,268,964
Accounts payable to public entities	14	11,716,334	10,487,378
Other current liabilities	15	18,159,155	29,813,510
Accruals and deferrals	16	35,292,261	31,622,864
Total current liabilities		111,161,055	143,052,779
Medium and long-term liabilities:			
Bank loans	12	108,896,191	174,637,604
Accounts payable to public entities	14	1,141,307	1,380,102
Other non current liabilities	17	14,017,309	14,590,745
Deferred tax liabilities	25	332,901	540,771
Total medium and long-term liabilities		124,387,708	191,149,222
TOTAL LIABILITIES		235,548,763	334,202,001
MINORITY INTERESTS	18	3,173,286	3,263,469
		238,722,049	337,465,470
SHAREHOLDERS' EQUITY:			
Share capital	19 and 20	7,448,833	4,619,956
Share premium	20	197,928,606	55,932,438
Supplementary capital contributions		-	15,572,500
Accumulated losses	20	(95,756,024)	(52,243,316)
Loss for the year	20	(5,802,323)	(43,512,708)
TOTAL SHAREHOLDERS' EQUITY		103,819,092	(19,631,130)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		342,541,141	317,834,340

The accompanying notes form an integral part of the balance sheet as of 31 December 2004.

GRUPO MEDIA CAPITAL, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	Notes	2004	2003
Advertising revenue	21	166,393,845	150,866,995
Subscriptions and newsstand revenue	21	7,163,547	5,373,065
Other operating revenue	22	45,077,580	43,539,315
Total operating revenue		218,634,972	199,779,375
Broadcasting costs		27,616,874	34,668,492
Cost of goods sold		5,497,380	1,766,346
Subcontracts and third party supplies		89,496,179	83,335,204
Payroll expenses		45,584,103	39,785,851
Other operating expenses		2,796,573	2,571,390
Total operating expenses		170,991,109	162,127,283
Depreciation of fixed assets	9	11,049,646	12,011,429
Amortisation of intangible assets	10	5,356,934	9,976,038
Amortisation of goodwill	11	10,616,731	8,792,214
Provisions	17	1,522,440	1,652,300
		28,545,751	32,431,981
Net operating profit		19,098,112	5,220,111
Financial expenses, net	23	17,122,761	25,137,660
Extraordinary (income) / expenses, net	24	1,609,075	22,472,226
		18,731,836	47,609,886
Profit before income tax and minority interests		366,276	(42,389,775)
Income tax for the year	25	(5,736,203)	(1,036,375)
Loss applicable to minority interests	18	(432,396)	(86,558)
Loss result for the year		(5,802,323)	(43,512,708)

The accompanying notes form an integral part of the statement of profit and loss for the year ended 31 December 2004.

GRUPO MEDIA CAPITAL, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003

(Amounts stated in Euros)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Collections from clients		255,475,431	221,712,258
Payments to suppliers		(124,021,428)	(115,340,643)
Payments to employees		(44,561,762)	(41,680,138)
Cash flow from operations		86,892,241	64,691,477
Other payments relating to operating activities, net		(46,826,855)	(45,754,098)
Cash flow before other operating itens		40,065,386	18,937,379
Payments relating to other operating itens		(851,561)	(929,632)
Cash flows from operating activities (1)		39,213,825	18,007,747
INVESTING ACTIVITIES:			
Receipts resulting from:			
Financial investments		100,000	4,883,671
Fixed assets	28. a)	2,456,958	14,973,804
Subsidies for investments		74,128	-
Dividends		121,363	-
		2,752,449	19,857,475
Payments resulting from:			
Financial investments	28. b)	(13,837,130)	(10,964,302)
Fixed assets		(11,408,097)	(13,133,137)
Intangible assets		(11,148,850)	(2,118,457)
		(36,394,077)	(26,215,896)
Cash flows from investing activities (2)		(33,641,628)	(6,358,421)
FINANCING ACTIVITIES:			
Receipts resulting from:			
Loans obtained		-	25,569,089
Increases in share capital and supplementary capital contributions	28. c)	100,147,420	15,572,500
Interest and similar income		488,970	244,341
		100,636,390	41,385,930
Payments resulting from:			
Loans repaid	28. d)	(90,203,187)	(29,795,953)
Interest and related expenses		(8,895,724)	(12,765,228)
Other financial expenses		(10,836,411)	(10,019,184)
		(109,935,322)	(52,580,365)
Cash flows from financing activities (3)		(9,298,932)	(11,194,435)
Variation of cash and equivalents (4) = (1) + (2) + (3)		(3,726,735)	454,891
Cash and equivalents at the begining of the year		9,055,444	8,600,553
Cash and equivalents at the end of the year		5,328,709	9,055,444

The accompanying notes form an integral part of the statement of cash flows for the period ended 31 December 2004.

(Amounts stated in Euros)

1. OPERATIONS

GRUPO MEDIA CAPITAL, SGPS, S.A. ("MEDIA CAPITAL" or "Company") up to 10 February 2004 named CIGM – Companhia Independente da Gestão de Media, SGPS, S.A., was incorporated as a holding company in 1992, with the purpose of investing in companies in the media business, namely television broadcasting, production of TV contents, radio, outdoors, publishing and internet services.

2. BASIS OF PRESENTATION

The consolidated financial statements of MEDIA CAPITAL and its subsidiaries (together referred to as "the Company") have been prepared on a going concern basis, under which assets are to be realised and liabilities are to be settled in the normal course of operations, and in accordance with generally accepted accounting principles in Portugal (Note 3), some of which may not conform with generally accepted accounting principles in other countries. These financial statements have been adapted from those prepared for statutory local purposes, in order to conform more closely to the form and content of financial statements presented in other countries.

The financial statements as of 31 December 2004 of the subsidiaries listed below have been fully consolidated with those of MEDIA CAPITAL and all significant transactions (those corresponding to income and expenses and cash flows) and balances between the companies have been eliminated in the consolidated financial statements.

Third party participation in subsidiary companies is shown under the caption "Minority interests" (Note 18).

Subsidiaries	Effective participation (%)
CENA EDITORIAL – Edição de Publicações Periódicas, S.A. ("Cena")	100
CENTRAL DISCOS – Produções Discográficas, S.A. ("Central Discos")	100
EDIÇÕES EXPANSÃO ECONÓMICA, Lda. ("Expansão")	100
EXPANSÃO ECONÓMICA – Eventos, Comércio e Projectos Especiais Audiovisuais, S.A. ("Eventos")	100
EXPOLIDER – Feiras, Exposições e Congressos, S.A. ("Expolider")	100
FAROL MÚSICA – Sociedade de Produção e Edição Audiovisual, Lda. ("Farol")	100
KIMBERLEY TRADING, S.A. ("Kimberley")	100
MCE – Media Capital Edições, Lda. ("MCE") (a)	100
MCR – Radiofonia e Publicidade, Sociedade Unipessoal, S.A. ("MCR")	100
MEDIA CAPITAL – Editora Multimédia, S.A. ("Multimédia")	100
MEDIA CAPITAL – Serviços de Consultoria e Gestão, S.A. ("Serviços")	100
MEDIA CAPITAL ENTERTAINMENT – Produção e Eventos, Lda. ("MC Entertainment") (b)	100
MEDIA CAPITAL OUTDOOR – Publicidade, S.A. ("MCO")	100
MEDIA CAPITAL TELECOMUNICAÇÕES, S.A. ("MCT")	100
Med Cap Technologies – Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A. ("Med Cap")	100
MEGLO – Media Global, SGPS, S.A. ("Media Global")	100
PRESSETEP – Comunicação e Meios Publicitários, S.A. ("Pressetep")	100
R. CIDADE – Produções Audiovisuais, S.A. ("Cidade")	100
RÁDIO COMERCIAL, S.A. ("Comercial")	100
RÁDIO REGIONAL DE LISBOA – Emissões de Radiodifusão, S.A. ("Regional")	100
RETI – Rede Teledifusora Independente, S.A. ("Reti")	100
SINERSOM – Produção de Programas Radiofónicos, Lda. ("Sinersom")	100
STM – Serviços Técnicos de Manutenção de Publicidade, S.A. ("STM")	100
TCS – Publicidade em Transportes e Meios de Comunicação, S.A. ("TCS")	100
TVI – Televisão Independente, S.A. ("TVI")	100
UNIDIVISA – Promoção de Projectos de Media, S.A. ("Unidivisa")	100
FEALMAR – Empresa de Teatro Estúdio de Lisboa, S.A. ("Fealmar")	60
MULTICENA – Equipamento de Imagem e Som, S.A. ("Multicena")	60
NBP – Oficina de Actores ("Oficina de Actores")	60

(Amounts stated in Euros)

Subsidiaries	Effective participation (%)
NBP – Produção em Vídeo, S.A. ("NBP")	60
PUBLIMETRO – Publicidade em Meios de Transporte e Outros, S.A. ("Publimetro")	60
Teatro Mais – Actividades Teatrais, Lda. ("Teatro Mais") (c)	60
NBP – Ibérica Producciones Audiovisuales, S.A.	59
Camarins - Sociedade de Aluguer e Venda de Guarda Roupa, Lda. ("Camarins")	57
BTP – Publicidade e Transportes e Meios de Comunicação, S.A. ("BTP")	55
PUBLICARRIS – Publicidade na Companhia de Carris de Ferro de Lisboa, S.A. ("Publicarris")	55
Casa da Criação – Argumentos para Audiovisual, Lda. ("Casa da Criação")	54
Emav – Empresa de Meios Audiovisuais, Lda. ("Emav")	54
EPC – Empresa Portuguesa de Cenários, Lda. ("EPC")	51
Agefinan – Agência de Notícias Financeiras, S.A. ("Agefinan") (c)	50
Auto Basic Motor – Comércio de Veículos, S.A. ("Auto Basic") (c)	50
Móveis de Novela, Lda. ("Móveis de Novela") (c) (d)	36

(a) Until 4 May 2004 named Feira das Vaidades – Publicações Lda..
(b) Until 24 September 2004 named Big Thing – Produção de Eventos, Lda..
(c) Included for the first time in the consolidation as of 31 December 2004.
(d) Effective control through NBP.

During the year ended 31 December 2004, the Company consolidated for the first time the subsidiaries mentioned above. This fact implied changes in the consolidated perimeter as shown in several tables in these notes.

During 2004, the following subsidiaries were merged in Media Global and MCO:

Subsidiaries	Effective participation (%)
AFIXE – Publicidade Exterior, Lda. ("Afixe") (a)	100
BELARTE II – Publicidade Exterior, Lda. ("Belarte") (a)	100
CARTAZ DE PORTUGAL – Publicidade, Lda. ("Cartaz") (a)	100
COMPUTECH – Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A. ("Computech") (b)	100
EUROPOSTER – Publicidade Exterior Rotativa, Lda. ("Europoster") (a)	100
MEDIA CAPITAL – Marketing Directo, S.A. ("Marketing Directo") (b)	100
PUBLIFACES – Publicidade Exterior, S.A. ("Publifaces") (a)	100
RECTÂNGULO – Publicidade Exterior, S.A. ("Rectângulo") (a)	100
SETEP – Tempo Espaço Publicitários, S.A. ("Setep") (a)	100
SMC – Sport Media Capital, Gestão de Actividades Desportivas, Lda. ("SMC") (b)	100
TRIANGULO IBÉRICO – Publicidade Exterior, S.A. ("Triângulo") (a)	100
TVI Programas, S.A. ("Programas") (b)	100
TVI Comercialização de Publicidade, S.A. ("Comercialização")(b)	100
TVI, SGPS, S.A. ("TVI SGPS") (b)	100

(a) Merged in MCO.
(b) Merged in Media Global.

The financial statements of the following affiliated companies, in which MEDIA CAPITAL does not have a majority control, were not fully consolidated and are recorded as explained in Note 3.c).

(Amounts stated in Euros)

Affiliated	Effective participation (%)
CLMC – Multimedia, S.A. ("CLMC") (a)	50
SETEPCOM – Equipamentos e Espaços Comerciais, S.A. ("Setepcom") (a)	50
TRANSPUBLICIDADE – Publicidade em Transportes, S.A. ("Transpublicidade")	30
TRANSJORNAL – Edições de Publicações, S.A. ("Transjornal") (b)	31
CD TOP – Sociedade Internacional de Audiovisual, S.A. ("CD TOP")	23
União de Leiria, SAD ("União de Leiria")	20
Nanook – Empresa Europeia de Produção de Documentários, Lda. ("Nanook")	16
JC Decaux Airport Portugal – Publicidade em Aeroportos, S.A. ("JC Decaux")	15
FERGRÁFICA – Artes Gráficas, S.A. ("Fergráfica")	6
UNITÉNIS – Sociedade de Empreendimentos de Ténis, S.A. ("Uniténis")	-

(a) Reduced or non-existent management control.
(b) Acquisition in 2004.

3. PRINCIPAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated financial statements are as follows:

a) Provision for accounts receivable

The provision for doubtful accounts receivable covers risks of collection of these receivables as of the balance sheet date, and is stated at the amount considered necessary to cover estimated losses in its collection (Notes 4 and 5).

b) Inventories

Inventories are stated at average cost, which includes purchasing expenses. A provision for obsolescence has been recorded at the amount considered necessary to reduce inventories to their net realisable value.

c) Investments

Investments are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Company's share of the results and other changes in shareholders' equity of those affiliated companies. Dividends received from associated companies are recorded as a reduction, of their corresponding book value. In relation to associated companies with a negative shareholders' equity position, the Company records a provision under "Other non current liabilities" in the balance sheet (Note 17). The loans granted to associated companies are recorded at nominal values less a provision for estimated losses, when applicable.

The investments in companies in which the Company owns a participation lower than 20% are recorded at lower of cost or market value.

d) Fixed assets

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. The annual depreciation rates correspond to the following years of estimated average useful life of the assets:

	Years
Buildings and other constructions	10 - 50
Machinery and equipment	6 - 15
Vehicles and transport equipment	4
Tools and utensils	3 - 10
Furniture, fixtures and administrative equipment	3 - 10
Other fixed assets	3 - 10

e) Intangible assets

Intangible assets basically comprise expenses incurred with capital increases, refinancing expenses, the internet service provider development and expenses incurred under agreements related with ability to explore local radio frequencies. These expenses are amortised on a straight-line basis from a three to six-year period, except for the radio agreements which are being amortized over the period of the contracts, with a maximum of ten years.

f) Lease contracts

Fixed assets acquired under lease contracts and the related liabilities are recorded in the balance sheet and the fixed assets are depreciated over their estimated useful lives as explained in Note 3.d) above. The capital portion included in the lease instalments paid is recorded as a reduction of the liability under the lease and the interest portion is expensed in the year to which it relates.

g) Current classification

Assets realisable and liabilities to be settled within one year from the date of the balance sheet are classified as current.

h) Accruals basis

Income and expenses are recorded on an accruals basis. Under this basis income and expenses are recorded in the period to which they relate, independently of when the amounts are received or paid. Differences between the amounts received and paid and the corresponding income and expenses are recorded in accrual and deferral captions (Notes 6 and 16).

i) Revenue recognition

Subscriptions and newsstand revenue comprise principally revenue from the sale of publications. Sales returns are recorded as reductions of sales revenue in the period to which they relate. Revenue from subscriptions of publications is deferred over the subscription period.

j) Advertising revenue

Advertising revenue arises principally from the sale or rent of media space and is recognised in the period in which the advertising occurs. Volume rebates relating to the sale of advertising space are recorded in the period to which they correspond, as a reduction of the related revenue.

Television series production revenue is recognised in accordance with the percentage of completion method.

k) Barter transactions

The Company may barter unsold advertising space for products or services. Barter revenue is recognised when the advertisement is broadcasted on television or radio, inserted in publications or the media space is used (outdoors or exhibition space). If assets or services are received prior to broadcasting or inserting the advertisement, an account payable is recorded and, if the advertisement is broadcasted or inserted first, an account receivable is recorded.

(Amounts stated in Euros)

l) Goodwill

Goodwill arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition is capitalised and amortised on a straight-line basis over a period of twenty years, corresponding to the expected period to recover the investment. Amortisation of Goodwill is not deductible for income tax purposes (Note 11).

m) Transactions in foreign currencies

Assets and liabilities expressed in foreign currencies are translated to Euros at the exchange rates prevailing as of the balance sheet date. Exchange gains and losses arising from differences between the historical exchange rates and those prevailing at the date of collection, payment or at the date of the balance sheet are recorded in the statement of profit and loss.

n) Deferred income tax

Deferred income tax relating to timing differences between the recognition of income and expenses for accounting and for tax purposes is recorded in accordance with the liability method. Deferred tax assets include, essentially, those relating to tax losses carried forward and the tax effect of other temporary differences tax.

o) Programs and exhibition rights

Programs and exhibition rights once purchased are included as assets in the caption accruals and deferrals and are expensed based on the minimum number of authorised or estimated exhibitions. These programs and exhibition rights acquired from third parties can be used from 2005 to 2012. The Company records these contracts on the balance sheet, when its terms are agreed between the parties and when the programs are available for exhibition and invoiced. Information regarding the contracts not recorded in the balance sheet as of 31 December 2004, is disclosed in Note 29.

4. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net comprises:

	2004	2003
Advertising agencies	10,038,198	12,751,257
Direct customers	18,584,668	10,715,129
Accounts receivable from barter transactions	2,960,037	4,695,680
Other	3,206	15,876
	31,586,109	28,177,942
Doubtful accounts receivable	8,758,051	7,406,201
Provision for trade accounts receivable	(9,876,112)	(9,569,842)
	30,468,048	26,014,301

The movement in the provision for trade accounts receivable during the years ended 31 December 2004 and 2003, is as follows:

	2004	2003
Begining balance	9,569,842	10,309,358
Changes in consolidation perimeter	3,944	-
Accounts receivable written-off	(5,788)	(847,224)
Increases (Note 17)	1,080,122	437,653
Decreases (Note 24)	(772,008)	(329,945)
Ending balance	9,876,112	9,569,842

(Amounts stated in Euros)

5. OTHER CURRENT ASSETS, NET

Other current assets, net comprise:

	2004	2003
Accounts receivable from public entities (Note 14)	2,839,698	2,311,200
Accounts receivable from affiliated companies	1,423,714	1,479,746
Advances to suppliers relating to the production of television series	595,495	681,237
Advances to other suppliers	233,617	67,774
IAPMEI	161,937	161,937
Vodafone – Telecomunicações Pessoais, S.A.	144,942	286,834
Cofina SGPS, S.A.	40,548	99,907
PT Comunicações, S.A.	2,921	3,811,453
Account receivable related to the sale of a building	-	2,400,000
Other	1,259,736	1,220,890
	6,702,608	12,520,978
Provision for other accounts receivable	(475,490)	(456,625)
	6,227,118	12,064,353

The movement in the provision for other accounts receivable during the years ended 31 December 2004 and 2003, is as follows:

	2004	2003
Begining balance	456,625	1,137,157
Charges in consolidation perimeter	10,779	
Other accounts receivable written-off	(33,955)	(775,457)
Increases (Note 17)	42,041	94,925
Ending balance	475,490	456,625

6. ACCRUALS AND DEFERRALS (ASSETS)

This caption comprises:

	2004	2003
Television broadcasting rights (a)	47,994,188	42,896,207
Unbilled revenue (b)	2,947,934	4,655,880
Other	2,173,900	2,151,640
	53,116,022	49,703,727

(a) Television broadcasting rights include mainly programs and exhibition rights purchased or produced by the Company, which can be broadcast in future years. The programs and exhibition rights are amortised based on the minimum number of authorised or estimated exhibitions (Note 3.o)).

(b) This amount corresponds basically, to revenue from the sale of media space inserted and to sales of publications, which were invoiced in 2005.

(Amounts stated in Euros)

7. OTHER NON CURRENT ASSETS

This caption comprises:

	2004	2003
Hiba Investments LLC (a)	16,650,306	16,650,306
Radio expansion project (b)	3,001,113	8,774,566
	19,651,419	25,424,872
Provision for other non current assets (a)	(16,650,306)	(16,650,306)
	3,001,113	8,774,566

(a) This caption comprises a loan to the shareholder of World Editing (company sold in 2002), which bears interest at current market value rates and is repayable on 31 December 2005. The provision recorded in 2003 refers to the expectation that this amount will not be recoverable.

(b) The Company is currently engaged in a radio expansion project, with a view to increasing its presence in the radio broadcasting market. The balance of this caption at 31 December 2004 relates to cash advanced to different radio broadcasting companies, under certain commercial agreements entered into by the Company. Upon completion of this project the amounts involved will correspond to investments in radio assets.

8. INVESTMENTS IN AFFILIATED COMPANIES, NET

Investments in affiliated companies, net comprise:

	Effective Participation (%)	2004	2003
União de Leiria	20	478,036	1,246,995
Transpublicidade	23	125,280	97,903
Setepcom	50	72,767	72,767
JC Decaux	10	37,410	37,410
Fergráfica	4	39,904	39,904
LPE	-	-	23,942
CD Top	17	17,458	17,458
Nanook	13	-	4,209
Uniténis	-	2,993	2,993
Other	-	9,514	4,226
		783,362	1,547,807
Provision for loss on investments		(57,362)	(81,304)
		726,000	1,466,503
Advances for the acquisition of:			
Radio XXI (a)		4,736,684	-
Drums – Comunicações Sonoras, S.A.(a)		1,663,741	865,665
Auto Basic Motor – Comércio de Veículos, S.A. (b)		-	349,462
		7,126,425	2,681,630

(a) These advances are related with companies owning radio licenses.
(b) This company was fully consolidated in 2004.

(Amounts stated in Euros)

9. MOVEMENT IN FIXED ASSETS, NET

The movement in fixed assets and related accumulated depreciation during the year ended 31 December 2004, was as follows:

	Assets					
	Beginning balances	Changes in consolidation perimeter	Additions	Disposals and writte-offs	Transfers	Ending balances
Land	326,343	-	-	-	-	326,343
Buildings and other constructions	7,676,042	-	735,515	(5,219)	106,015	8,512,352
Machinery and equipment	80,903,324	127,509	3,599,555	(360,970)	483,252	84,752,670
Vehicles and transport equipment	6,796,201	-	1,696,083	(1,226,173)	-	7,266,111
Tools and utensils	2,352,202	-	267,958	(41,810)	2,527	2,580,877
Furniture, fixtures and administrative equipment	11,140,160	31,997	1,067,389	(256,534)	80,275	12,063,287
Other fixed assets	4,926,973	-	180,369	(170,079)	50,415	4,987,678
Fixed assets in progress	1,460,387	-	1,288,899	(55,441)	(722,484)	1,971,361
Advances for fixed assets	173,333	-	-	-	-	173,333
	115,754,965	159,506	8,835,768	(2,116,226)	-	122,634,012

	Depreciation					
	Beginning balances	Changes in consolidation perimeter	Additions	Disposals and writte-offs	Transfers	Ending balances
Buildings and other constructions	3,292,602	-	357,151	(3,543)	(1,673)	3,644,537
Machinery and equipment	56,168,070	106,083	7,315,697	(306,790)	9,281	63,292,341
Vehicles and transport equipment	3,870,749	-	1,547,763	(963,082)	(2,291)	4,453,139
Tools and utensils	1,909,076	-	206,678	(18,562)	-	2,097,192
Furniture, fixtures and administrative equipment	8,047,026	17,430	1,153,652	(228,751)	(7,608)	8,981,749
Other fixed assets	2,736,923	-	501,774	(115,553)	2,291	3,125,435
	76,024,446	123,513	11,082,715	(1,636,281)	-	85,594,393

Depreciation of fixed assets for the year ended 31 December 2004, was recorded in the following captions of profit and loss statement:

Depreciation of fixed assets	11,049,646
Extraordinary expenses (Note 24)	33,069
	11,082,715

10. INTANGIBLE ASSETS, NET

Intangible assets, net, comprise:

	2004	2003
Initial Public Offer ("IPO") expenses (a)	8,740,027	-
Expenses incurred with the Company's refinancing (b)	2,094,574	4,132,594
Acquisition from Telecelonline, Comunicações e Serviços, S.A of internet assets (Note 15.b))	3,766,134	5,021,115
Radio expansion project (c)	7,078,389	-
Other	364,721	387,004
	22,043,845	9,540,713

(a) Expenses incurred with the Company's IPO, occurred in March 2004. These expenses are being amortized on a straight-line basis over a period of five years.

(b) These expenses were incurred with the Company's refinancing. These expenses are being amortised on a straight-line basis over the maturity period of the respective loans (Note 12.a)).

(c) These amounts are related with cash advances to local radio broadcasters, in the process of the expansion of the Company's radio operations. These amounts are being amortised over the periods of the contracts made with the local radios, except an amount of 4,777,220 Euros, which, as of 31 December 2004, has not been amortized, since it relates with contracts that has not been yet completely closed.

(Amounts stated in Euros)

The amortisation of intangible assets for the year ended 31 December 2004, amounted to 5,356,934 Euros.

11. GOODWILL, NET

Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	Gross	Accumulated amortisation	Net
Media Global	30,747,745	(2,396,780)	28,350,965
Television			
TVI	83,561,139	(24,095,043)	59,466,096
Fealmar	15,441,339	(2,278,919)	13,162,420
NBP	6,602,140	(974,410)	5,627,730
Reti	3,995,495	(399,550)	3,595,945
Multicena	561,680	(82,909)	478,771
MC Entertainment	487,922	(73,188)	414,734
Farol	381,645	(57,246)	324,399
	111,031,360	(27,961,265)	83,070,095
Radio broadcasting			
Cidade	11,988,558	(3,596,570)	8,391,988
Comercial	6,544,627	(2,433,099)	4,111,528
Regional	4,467,533	(1,787,013)	2,680,520
	23,000,718	(7,816,682)	15,184,036
Outdoors			
MCO	15,055,910	(3,699,964)	11,355,946
Pressetep	9,359,144	(2,339,785)	7,019,359
TCS	8,015,630	(1,366,210)	6,649,420
Setepcom	305,560	(305,560)	-
	32,736,244	(7,711,519)	25,024,725
Other			
Expolider	6,159,195	(1,715,707)	4,443,488
Auto Basic	437,335	(21,867)	415,468
Agefinan	318,263	(31,826)	286,437
Expansao	262,976	(144,639)	118,337
	7,177,769	(1,914,039)	5,263,730
	204,693,836	(47,800,285)	156,893,551

Goodwill is being amortised in twenty years, which is the estimated recovering period of those investments.

During 2004, the Company recorded an extraordinary amortisation of 679,625 Euros, related with an impairment identified in the goodwill of the subsidiary company Eventos.

In 2004, the Company generated new goodwill from acquisitions of new investments, in the following companies:

	Percentage acquired	Acquisition value	Equity value	Goodwill recorded
Media Global	15.00	29,252,548	(1,341,874)	29,252,548
TCS	35.00	3,997,210	596,145	3,401,065
Auto Basic Motor	50.00	174,731	(262,604)	437,335
		33,424,489	(1,008,333)	33,090,948

(Amounts stated in Euros)

The acquisition of the additional 15% share of Media Global occurred at the Shareholders' General Meeting held on 19 February 2004 where it was decided to increase the Company's share capital by 437,722 Euros, through the issuance of 4,863,575 new shares, representing 8.7% of the Company's share capital, of 0.09 Euros each, with a share premium of 5.93 Euros per share to be paid by five new shareholders.

The shareholders subscribed and paid the new shares issued, by a contribution of 15% of Media Global's share capital. With this operation, completed on 19 February 2004, the share premium was increased by 28,814,826 Euros, the equity and goodwill were increased by 29,252,548 Euros, and the Company become the sole shareholder of Media Global.

The Company, supported on the business plans of the subsidiary companies, considers that the carrying value of the financial investments (including goodwill, net of accumulated amortization), is lower than its fair value.

Amortisation of goodwill for the year ended 31 December 2004, amounted to 10,616,731 Euros.

12. BANK LOANS

As of 31 December 2004, this caption comprises:

	Short term		Medium and long term	
	2004	2003	2004	2003
Syndicated bank loan (a)	10,000,000	11,516,573	106,852,857	171,836,285
Factoring (b)	4,969,227	11,290,413	-	-
Other bank loans (c)	609,889	16,649,960	1,620,360	2,257,363
Bank overdrafts (d)	34,806	242,117	-	-
IAPMEI (e)	140,991	161,000	422,974	543,956
	15,754,913	39,860,063	108,896,191	174,637,604

a) Loan obtained in 1999 from a syndicate of banks lead by Banco Espírito Santo, S.A. in the process of refinancing the Company's operations and to finance acquisitions of new subsidiary companies. This loan was amended on 31 March 2004, upon the completion of the Company's IPO. The final maturity date of the loan is 29 March 2009 and a portion of it is subject to an interest rate swap (Note 23). The syndicated bank loan is as follows:

	31 December 2004	Credit limit
Medium and long term loan	100,000,000	100,000,000
Revolving credit facility	16,852,857	50,000,000
	116,852,857	150,000,000

This loan bears interest at an annual rate indexed to the Euribor plus a spread which, as of at 31 December 2004, was 1.75%.

The balance of the revolving credit facility limit is to be paid on the maturity date.

(Amounts stated in Euros)

The medium and long term loan is repayable in nine instalments, as follows:

	Percentage
June 2005	5.00
December 2005	5.00
June 2006	7.50
December 2006	7.50
June 2007	10.00
December 2007	12.50
June 2008	15.00
December 2008	17.50
March 2009	20.00

In guarantee of the loan the Company and its subsidiaries have given liens and pledges over their shares, operating licenses and fixed assets.

The syndicated bank loan agreement includes certain financial covenants that as of 31 December 2004 were being complied with.

b) This caption refers to amounts advanced by a financial entity, corresponding to invoices issued by the subsidiaries Fealmar and Farol. These advances bear interest at Euribor with spreads that vary from 1.0% to 1.5%.

c) Other bank loans bear interest at the Euribor rate plus a spread that vary from 1.625% e 2.75%. The medium and long term loan is repayable up to October 2008.

d) The bank overdrafts bear interest at current market rates.

e) The loan from IAPMEI (a Government entity) relates to subsidies granted under Government Programs in force. These loans do not bear interest, and are available for six years from the date of the first instalment, and are repayable after a two year period.

13. ACCOUNTS PAYABLE TO SUPPLIERS

Accounts payable to suppliers comprise:

	2004	2003
Domestic market	21,980,518	21,973,659
Foreign market	6,543,276	6,752,583
Barter transactions	1,702,693	2,490,425
Notes payable	11,905	52,297
	30,238,392	31,268,964

(Amounts stated in Euros)

14. PUBLIC ENTITIES

As of 31 December 2004, accounts receivable from and payable to public entities were as follows:

	2004	2003
Receivables (Note 5)		
Value added tax	1,512,207	1,510,666
Withholding taxes	11,237	11,173
Income tax (a)	1,308,652	787,335
Other	7,602	2,026
	2,839,698	2,311,200
Payable short- term		
Tax settlement plan (b)	238,795	238,795
Value added tax	6,273,196	4,611,061
Withholding taxes	1,512,681	1,511,905
Income tax (c)	903,760	228,904
Instituto do Cinema/Audiovisual e Multimedia/ Cinemateca Portuguesa (d)	1,397,203	2,531,977
Social Security	1,381,687	1,230,397
Other	9,012	134,339
	11,716,334	10,487,378
Payable medium and long-term		
Tax settlement plan (b)	1,141,307	1,380,102

(a) This amount relates to income tax paid in advance, as required under Portuguese tax legislation. These advances are realised through setting off future taxable income. Additionally, this caption comprises income taxes paid in advance by certain subsidiaries that are not part of consolidated tax group.

(b) This caption relates to agreements entered into by certain subsidiaries with the Portuguese tax authorities for the payment of overdue Value Added Taxes and other taxes amounts plus interest, under the provisions of Decree-Law 124/96 of 10 August and other provisions of the law. Under the agreements the taxes are payable in monthly instalments during the following years:

2005	238,795
	======
2006	238,795
2007	238,462
2008	236,088
2009 and following	427,962

	1,141,307
	=======

(c) This caption comprises the income tax estimated of the year, amounting 1,532,112 Euros (Note 25), net of withholding taxes and income tax paid in advance of 628,352 Euros.

(d) In accordance with Portuguese legislation, TVI must pay 3.2% and 0.8% of its gross billings to Instituto do Cinema, Audiovisual e Multimédia and to Cinemateca Portuguesa, respectively.

(Amounts stated in Euros)

15. OTHER CURRENT LIABILITIES

This caption consists of:

	2004	2003
Suppliers of fixed assets (a)	3,987,470	5,589,221
Telecelonline Comunicações e Serviços, S.A. (b)	3,339,840	6,991,400
Acquisition of 35% of TCS (Note 11)	1,333,333	-
PT Comunicações, S.A.	1,155,328	1,602,802
Payable to the former shareholders of Fealmar, Multicena and NBP	1,120,890	1,120,890
Económica, SGPS, S.A. (c)	1,062,561	931,351
Soingeste – acquisition of Rectângulo	1,014,968	1,014,968
Cofina SGPS, S.A (d)	916,587	2,905,346
Advances from clients	841,389	954,828
Payable to the former shareholders of Expolíder	769,110	769,110
PME Capital	275,177	-
Shareholders AB Motor	178,277	-
Vertix SGPS, S.A. (e)	-	750,000
TDF– Télédifusion de France, S.A. ("TDF") (e)	-	5,652,334
Other	2,164,225	1,531,260
	18,159,155	29,813,510

(a) This caption comprises amounts due in the short-term under finance leases of 1,321,868 Euros.

(b) This amount relates to the acquisition of the internet service provider database and operation rights, and the use of transmission equipment (Note 10).

(c) The liability to Económica SGPS, S.A relates to advertising services to be rendered to that entity.

(d) Amount payable relating to the acquisition of a 4.64% participation in TVI in 2003.

(e) These amounts have been paid in 2004.

(Amounts stated in Euros)

16. ACCRUALS AND DEFERRALS (LIABILITIES)

Accruals and deferrals (liabilities) at 31 December 2004 comprise:

	2004	2003
Accrued liabilities:		
Volume discounts	9,856,118	9,590,384
Accrued vacation pay and bonus	7,059,691	5,785,981
Third party supplies	3,029,786	1,105,562
Television broadcasting rights	2,640,249	992,009
Interest	903,087	3,469,916
Swaps	528,605	621,857
Sales returns	2,507,450	895,928
Royalties and copyrights	1,017,342	617,997
Accrued commission	495,744	655,981
Internet Service Provider telecommunication cost	348,192	1,306,627
Technical costs	209,444	247,714
Royalties	175,705	265,042
Other	1,492,737	2,325,406
	30,264,150	27,880,404
Deferred revenue:		
Advance billings	5,020,320	3,520,376
Other	7,791	222,084
	5,028,111	3,742,460
	35,292,261	31,622,864

17. OTHER NON CURRENT LIABILITIES

Other non current liabilities as of 31 December 2004 comprise:

	2004	2003
Provisions for other risks and charges (a)	6,722,787	7,815,689
Accounts payable to suppliers (b)	5,997,245	4,368,394
Finance leases (c)	1,083,863	2,178,004
Badwill (d)	213,414	228,658
	14,017,309	14,590,745

(Amounts stated in Euros)

(a) The movement in the caption provisions for other risks and charges during the year ended 31 December 2004, was as follows:

	Beginning balances	Change in consolidation perimeter	Increases: Operating	Increases: Financial	Increases: Extraordinary (Note 24)	Decrease in provisions (Note 24)	Reclassification and utilisation	Ending balances
Tax contingencies (1)	3,342,960	(49,485)	13,238	-	568,859	(11,760)	(831,892)	3,031,920
Legal contingencies (2)	1,732,318	(18,011)	357,806	-	300,000	(51,598)	(75,396)	2,245,119
TDF	362,394	-	-	-	-	-	(362,394)	-
ICP - Autoridade Nacional de Comunicações (3)	728,882	-	-	-	-	-	-	728,882
Contract penalties	175,501	-	-	-	-	(85,612)	-	89,889
Restructuring expenses	338,000	-	-	-	-	(328,329)	-	9,671
Financial investments (Note 3.c))	1,135,634	(1,095,148)	-	444,095	-	-		484,581
Other risks and charges	-	149,215	6,340	-	50,000	(6,703)	(66,127)	132,725
	7,815,689	(1,013,429)	377,384	444,095	918,859	(484,002)	(1,335,809)	6,722,787

(1) This provision was recorded to cover estimated risks arising from certain tax procedures followed by the Company and its subsidiaries. The amount provided was estimated based on the opinion of the legal advisors of the Companies and its subsidiaries.

(2) This provision relates to lawsuits filed against the Company and its subsidiaries and was recorded based on the opinion of their legal advisors regarding the estimated exposure under each claim.

(3) The Company is involved in a dispute with ICP – Autoridade Nacional de Comunicações (the Portuguese Telecommunications Regulator) regarding the fees charged by that entity. The amount recorded corresponds to the Company's best estimate of the amounts due to that entity, as of 31 December 2004.

The amount recorded in the caption "Provisions" of the consolidated statement profit and loss for the year ended 31 December 2004, relates to the following:

Provision for accounts receivable (Notes 4 and 5)	1,122,163
Provision for other risks and charges	377,594
Provision for inventories	22,893
	1,552,440

(b) During 1998, as part of its financial restructuring process, the Company entered into agreements, with certain of its suppliers, which were officially and legally approved by the Portuguese Courts. As part of these agreements, the accounts payable to those suppliers were reduced and the net amounts due, amounting to approximately 2,700,000 Euros became payable in one instalment in 2008. The remaining balance in this caption relates to:

	2004	2003
Payable to the former shareholders of Expolíder	1,015,055	1,384,167
Acquisition of 35% of TCS	2,000,000	-
Other	276,082	276,082
	3,291,137	1,660,249

(Amounts stated in Euros)

(c) This amount relates to accounts payable in more than one year under finance lease contracts, as follows:

	2004	2003
2005	-	1,249,564
2006	683,598	643,812
2007	289,906	223,929
2008	110,359	60,699
	1,083,863	2,178,004

(d) Badwill corresponds to the excess of the net assets of Europoster (which was merged in MCO) over the acquisition cost of the investment as of the date of acquisition, and is being amortised in 20 years. Amortisation recorded to earnings in 2004 amounted to 15,244 Euros and was recorded under the caption "Financial expenses, net".

As of 31 December 2004, badwill comprised:

Gross value	304,875
Less: accumulated amortisation	(91,461)
	213,414

18. MINORITY INTERESTS

As of 31 December 2004 minority interests consisted of:

	Equity	Profit/(loss) for the year
Publicarris	150,568	58,327
Publimetro	223,058	167,255
BTP	8,886	(28)
TVI	157,455	32,211
Agência Financeira	84,202	(149,199)
AB Motor	(78,337)	9,536
EMAV	6,817	2,288
CAMARINS	3,684	1,279
Casa da Criação	6,283	(6,088)
Móveis da Novela	(1,091)	486
EPC	(11,828)	(31,877)
Fealmar	1,899,760	324,506
Multicena	70,268	3,237
NBP	653,561	20,463
	3,173,286	432,396

(Amounts stated in Euros)

19. SHARE CAPITAL

The share capital of the Company at 31 December 2004 was represented by 82,764,808 shares fully subscribed and paid up with a nominal value of 0.09 Euros each. As of that date, the share capital was held by the following entities:

	Number of shares	Percentage participation
Vértix, SGPS, S.A.	24,422,813	29.51
UFA Film (Bertelsmann Group)	9,561,953	11.55
Fidelity	8,495,752	10.26
Others, less than 10%	40,284,290	48.68
	82,764,808	100.00

20. SHAREHOLDERS' EQUITY

The movement in the shareholders' equity during the year ended 31 December 2004, was as follows:

	Share capital	Share premium	Supplementary capital contributions	Accumulated losses	Net loss for the year	Total
Balances as of 31 December 2003	4,619,956	55,932,438	15,572,500	(52,243,316)	(43,512,708)	(19,631,130)
Increases	2,828,877	141,996,168	-	-	-	144,825,045
Transfers	-	-	(15,572,500)	(43,512,708)	43,512,708	(15,572,500)
Net loss for the year	-	-	-	-	(5,802,323)	(5,802,323)
Balances as of 31 December 2004	7,448,833	197,928,606	-	(95,756,024)	(5,802,323)	103,819,092

In accordance with a shareholders' decision taken on 19 February 2004, the Company's share capital was increased by 437,722 Euros, with a total share premium of 28,814,826 Euros. This share capital increase was paid up in kind, through the contribution by five new shareholders of an interest of 15% in Media Global' share capital (Note 11).

On 2 April, 2004, as a result of an Initial Public Offering from its shareholders, the Company issued an additional 26,568,390 shares, corresponding to a share capital increase of 2,391,155 Euros with a share premium increase of 113,181,342 Euros. This share capital increase was paid up in cash, except for a portion used through the incorporation of the supplementary capital contributions from Vértix, SGPS, S.A. and Hercules Enterprises, Inc., of 9,835,000 Euros and 5,737,500 Euros respectively, granted to the Company during 2003.

Share premium results from premiums paid by shareholders in share capital increases. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of the Portuguese stock exchange regulator *("Comissão do Mercado de Valores Mobiliários")*, these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Portuguese law provides that at least 5% of net profit each year must be appropriated to a legal reserve until the reserve equals the statutory minimum requirement of 20% of share capital. This reserve is not available for distribution to the shareholders.

(Amounts stated in Euros)

21. ADVERTISING REVENUE AND SUBSCRIPTIONS AND NEWSSTAND REVENUE

These captions for the years ended 31 December 2004 and 2003, were as follows:

	2004	2003
Advertising revenues:		
Advertising on TV	125,904,425	117,781,898
Advertising on outdoors	18,396,585	13,793,437
Advertising on radio	13,487,338	11,218,213
Advertising in newspapers and magazines	5,702,266	6,465,409
Advertising in IOL	2,903,231	1,608,038
	166,393,845	150,866,995
Subscriptions and newsstand revenues:		
Sale of magazines	7,163,547	5,373,065

22. OTHER OPERATING REVENUE

Other operating revenue for the years ended 31 December 2004 and 2003, comprises:

	2004	2003
Internet service provider	17,924,743	28,823,691
Variation of production of television series	3,614,792	4,228,456
Sale of CD's	7,203,114	2,638,186
Complementary press products	4,153,090	-
Stage props and production of television series	2,887,176	1,846,649
Transmission rights and telecomunication services charged to other entities	1,554,550	1,715,271
Messages on television	2,386,451	1,555,447
Trade shows	1,020,352	1,503,034
Other	4,333,312	1,228,581
	45,077,580	43,539,315

23. FINANCIAL EXPENSES, NET

Financial expenses, net for the years ended 31 December 2004 and 2003, comprise:

	2004	2003
Interest expense, net	7,419,735	14,090,298
Financial discount allowed	3,927,066	5,744,156
Refinancing fees and commission	2,708,920	4,622,378
Expenses with swap transactions	1,755,147	1,621,528
Loss on affiliated companies, net	1,106,637	290,456
Foreign currency exchange (gain), net	(866,239)	(1,643,225)
Other, net	1,071,495	412,069
	17,122,761	25,137,660

(Amounts stated in Euros)

24. EXTRAORDINARY (INCOME)/EXPENSES, NET

Extraordinary (income)/expenses, net for the years ended 31 December 2004 and 2003, comprise:

	2004	2003
Hiba Investments LLC	-	16,650,306
Intangible assets written off	-	4,404,752
Radio and internet reorganisation expenses	-	3,122,188
Loss on the disposal of fixed assets, intangible assets and investments	134,623	425,451
Extraordinary amortisation of Eventos goodwill (Note 11)	679,625	
Billing correction	402,324	676,004
Indemnities	391,050	575,204
Tax penalties, net	85,756	259,325
Reversal of interest accrued	(829,839)	-
Increase in provisions (Note 17)	918,859	-
Reduction in provisions:		
Trade accounts receivable (Note 4)	(772,008)	(329,945)
Provisions for other risks and charges (Note 17)	(484,002)	(1,485,050)
Provisions for inventory	(11,151)	-
Gains on the disposal of fixed assets	(132,751)	(2,837,921)
Extraordinary depreciation (Note 9)	33,069	-
Other, net	1,193,520	1,011,912
	1,609,075	22,472,226

25. INCOME TAX

Portuguese tax law allows holding companies and their subsidiaries to file income tax returns on a consolidated basis, subject to compliance with an extensive set of requirements.

Media Global adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regime of Media Global, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company and its subsidiaries are subject to income tax on a consolidated or individual basis, as the case may be, at the normal rate of 25%, which may be increased by up to 10% by a Municipal Surcharge, resulting in an aggregate tax rate of 27.5%.

Income tax returns are subject to review and correction by the tax authorities during the four years subsequent to their filing (ten years for Social Security up to 2000 and five years as from 2001). Consequently, the tax returns for the years 2001 to 2004 are still subject to review and correction. Management believes that any corrections that may eventually be made by the tax authorities, as a result of such reviews, would not have a material effect on the Company's consolidated financial statements as of 31 December 2004.

Tax losses can be carried forward for a period of six years subsequent to their occurrence. Reconciliation of the income tax provision for the year ended 31 December 2004, is as follows:

Profit before income tax and minority interests	366,276
Nominal tax rate	27.5%
Estimated income tax	100,726
Permanent differences (i)	4,587,692
Estimated non realisable tax losses (ii)	724,602
Autonomous taxation (iii)	323,183
Income tax for the year	5,736,203

(Amounts stated in Euros)

Current tax (Note 14)	1,532,112
Deferred tax for the year	4,204,091
	5,736,203

(i) Permanent differences for the year ended 31 December 2004 are as follows:

Depreciation and amortisation	1,040,644
Amortisation of goodwill (Notes 11 and 24)	11,296,356
Financial expenses	1,458,973
Gain on the sale of tangible fixed assets	(19,765)
Prior year adjustments	359,739
Charges and penalties	259,583
Per diems	212,829
Provisions	556,725
Tax benefits	(727,005)
Losses on affiliated companies	1,207,002
Other, net	1,037,435
	16,682,516
	27.5%
	4,587,692

(ii) This amount corresponds to tax losses that currently are expected not be used to off set future taxable income there is no expectation.

(iii) This amount corresponds to the autonomous taxation of specific expenses.

The movement in deferred taxes during the year ended 31 December 2004, was as follows:

	Beginning balance	Additions / (Reversals)	Changes in consolidation perimeter	Ending balance
Assets:				
Provisions	5,686,391	(361,032)	-	5,325,359
Percentage of completion	918,281	161,433	-	1,079,714
Tax losses carried forward	25,984,576	(4,800,242)	721,708	21,906,042
Valuation allowance	(8,064,598)	587,880	(721,708)	(8,198,426)
	24,524,650	(4,411,961)	-	20,112,689
Liabilities:				
Revaluation of land	15,363	(1,375)	-	13,988
Percentage of completion	525,408	(206,495)	-	318,913
	540,771	(207,870)	-	332,901

(Amounts stated in Euros)

26. COMMITMENTS AND CONTINGENCIES

1. Bank guarantees

As of 31 December 2004 the Company and its subsidiaries had the following guarantees given to third parties:

Bank guarantees relating to the purchase of TCS (a)	3,333,333
Warner Music bank guarantee (b)	1,500,000
Bank guarantees relating to purchase of Expolider (a)	1,384,164
Tax authorities (c)	1,036,210
Bank guarantees relating to the radio expansion project	573,000
IAPMEI (Note 12) (a)	409,578
Bank guarantees relating to lawsuits and other (c)	397,027
União de Leiria bank loan guarantee	149,639
CLMC bank loan guarantee	125,000
CP - Caminhos de Ferro Portugueses, E.P.	61,807
EPUL	11,684
Petrogal	4,987
	8,986,429

(a) Liabilities recorded in the balance sheet.

(b) Bank guarantee given under the distribution agreement between Warner Music Portugal and MC Entertainment.

(c) Tax and legal processes partially provided for, based on legal opinions from the Company's lawyers.

2. Liens and encumbrances

The Company and its subsidiaries have pledged or are committed to pledge the investments in all the fully consolidated subsidiaries mentioned in Note 2, in guarantee of the medium and long term syndicated bank loan (Note 12).
The NBP building was mortgaged in guarantee of a loan amounting to 2,500,000 Euros.

Additionally, all the companies have pledges over their operating licenses, bank accounts, fixed assets and assets to be acquired in the future.

(Amounts stated in Euros)

27. SEGMENT INFORMATION

The main business segment information of Media Capital for the years ended 31 December 2004 and 2003, is as follows:

Television

	2004	2003
Advertising revenue	127,993,023	119,604,141
Variation of production	3,614,792	4,228,456
Other operating revenue	17,625,928	11,491,436
Total operating revenue	149,233,743	135,324,033
Broadcasting costs	27,616,874	34,668,492
Cost of goods sold	3,505,809	-
Subcontracts and third party supplies	48,948,744	39,555,155
Payroll expenses	24,534,871	21,917,221
Other operating expenses	304,842	295,433
Total operating expenses	104,911,140	96,436,301
Depreciation and amortisation	6,511,917	8,204,843
Amortisation of goodwill	3,436,694	3,639,151
Provisions	965,089	767,253
Operating profit	33,408,903	26,276,485
Financial expenses, net	12,011,806	8,755,241
Extraordinary income, net	89,487	(1,551,852)
Profit before income tax and minority interests	21,307,610	19,073,096
Income tax for the year	(6,647,579)	(9,370,081)
Profit applicable to minority interests	1,701	(38,986)
Net profit	14,661,732	9,664,029
Total assets	243,677,003	193,212,934
Liabilities	124,592,023	103,496,961
Investment in fixed assets	4,874,643	5,656,953
Investment in intangible assets	-	43,539

(Amounts stated in Euros)

Radio broadcasting

	2004	2003
Advertising revenue	14,187,860	11,211,364
Other operating revenue	436,252	1,249,948
Total operating revenue	14,624,112	12,461,312
Subcontracts and third party supplies	7,476,143	5,938,306
Payroll expenses	4,740,502	4,778,477
Other operating expenses	169,204	172,922
Total operating expenses	12,385,849	10,889,705
Depreciation and amortisation	1,935,851	3,622,778
Amortisation of goodwill	1,208,912	1,208,912
Provisions	5,809	486,610
Operating loss	(912,309)	(3,746,693)
Financial expenses, net	3,436,096	2,522,457
Extraordinary expenses, net	(21,969)	4,128,997
Loss before income tax	(4,326,436)	(10,398,147)
Income tax for the year	784,465	583,435
Net loss	(3,541,971)	(9,814,712)
Total assets	50,638,743	59,846,454
Liabilities	49,001,154	63,166,891
Investment in fixed assets	670,922	1,646,793
Investment in intangible assets	7,642,275	45,347

(Amounts stated in Euros)

Outdoors

	2004	2003
Advertising revenue	19,299,380	15,509,701
Other operating revenue	31,710	26,861
Total operating revenue	19,331,090	15,536,562
Subcontracts and third party supplies	10,539,663	9,815,091
Payroll expenses	2,992,922	2,026,925
Other operating expenses	2,250,703	2,061,240
Total operating expenses	15,783,288	13,903,256
Depreciation and amortisation	1,197,175	1,269,218
Amortisation of goodwill	1,516,050	1,424,829
Provisions	130,113	108,465
Operating loss	704,464	(1,169,206)
Financial expenses, net	7,942,242	2,619,383
Extraordinary income, net	96,093	(305,841)
Loss before income tax and minority interests	(7,333,871)	(3,482,748)
Income tax for the year	1,482,751	423,371
Loss applicable to minority interests	(225,554)	(212,685)
Net loss	(6,076,674)	(3,272,062)
Total assets	35,755,383	35,249,558
Liabilities	33,437,877	32,316,733
Investment in fixed assets	1,672,133	1,167,382
Investment in intangible assets	-	42,542

(Amounts stated in Euros)

Reconciliation between the Company's segment information disclosed for the year ended 31 December 2004, and the consolidated statements of profit and loss is as follows:

	Total segments	Other companies and consolidation adjustments	Consolidated
Advertising revenue	161,480,263	4,913,582	166,393,845
Subscriptions and newsstand revenue	-	7,163,547	7,163,547
Other operating revenue	21,708,682	23,368,898	45,077,580
Total operating revenue	183,188,945	35,446,027	218,634,972
Broadcasting costs	27,616,874	-	27,616,874
Cost of goods sold	3,505,809	1,991,571	5,497,380
Subcontracts and third party supplies	66,964,550	22,531,629	89,496,179
Payroll expenses	32,268,295	13,315,808	45,584,103
Other operating expenses	2,724,749	71,824	2,796,573
Total operating expenses	133,080,277	37,910,832	170,991,109
Depreciation and amortisation	9,644,943	6,761,637	16,406,580
Amortisation of goodwill	6,161,656	4,455,075	10,616,731
Provisions	1,101,011	421,429	1,522,440
Operating profit/(loss)	33,201,058	(14,102,946)	19,098,112
Financial expenses, net	23,390,144	(6,267,383)	17,122,761
Extraordinary expenses, net	163,611	1,445,464	1,609,075
Profit/(loss) before income tax and minority interests	9,647,303	(9,281,027)	366,276
Income tax for the year	(4,380,363)	(1,355,841)	(5,736,204)
Loss/(profit) applicable to minority interests	(223,853)	(208,543)	(432,396)
Net result	5,043,087	(10,845,410)	(5,802,323)

Other companies and consolidation adjustments consists mainly of:

- Reversal of transactions between segments;
- Costs and revenues from subsidiaries not included in the reported segments.

(Amounts stated in Euros)

28. CONSOLIDATED STATEMENT OF CASH FLOWS

The following information should be read in conjunction with the consolidated statements of cash flows for the year ended 31 December 2004.

a) Receipts mainly related with the sale of the TVI land and building, occurred in 2003.

b) Payments relating to investments in subsidiary companies, as follows:

	2004	2003
Reti	5,803,329	-
TCS	666,667	-
Multicena, Fealmar and NBP	-	3,825,982
Cartaz Portugal	-	-
Transjornal	137,250	-
TVI	450,827	3,581,308
World Editing		1,750,000
Radio Expansion Project	6,309,949	1,346,521
Expolider	369,108	-
CLMC	100,000	-
Other	-	460,491
	13,837,130	10,964,302

c) Receipts mainly related with the share capital increase, occurred simultaneously with the Company's IPO.

d) Payments relating to loans previously obtained.

29. PURCHASE COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

As of 31 December 2004, TVI had contracts relating to the acquisition of broadcasting rights of sports, movies, talk shows, and others amounting to 14,034,913 Euros (5,370,843 Euros as of 31 December 2003). The amounts relating to these contracts were not recorded in the balance sheet as of that date, as TVI did not receive the assets up to 31 December 2004 (Note 3.o)).

During 2003, TVI sold to a real estate fund, the premises in which it is located and entered into a long term (fifteen years) rental contract. The annual rent payment due under the contract amounts to, approximately, 1,403,000 Euros and is subject to annual adjustment based on the inflation rate.

30. FINANCIAL INSTRUMENTS

As of 31 December 2004, MEDIA CAPITAL contracted interest rate swaps, to minimize the exposure risk of changes to interest rates. These interest rate swaps are associated with the syndicated bank loan (Note 12) with the same maturity. As of that date the market value of these swaps is negative, amounting approximately to 2,730,000 Euros.

Additionally, during 2004, the Company contracted with a financial institution an equity swap over its own. shares. Under this contract the Company can acquired own shares up to an amount of 10,000,000 Euros. As of 31 December 2004 the financial institution had acquired approximately 127,000 shares. The market value of this equity swap is positive of amounting to 23,000 Euros.

(Amounts stated in Euros)

31. INCENTIVE PLAN

As described in the Company's Prospectus distributed during the IPO process, on 11 March 2004 the Directors' Remuneration Committee, elected at a Shareholders' General Meeting, approved a resolution to grant an extraordinary bonus to the President of the Board of Directors of the Company, if the Company achieves certain financial performance objectives in the year ended 31 December 2004. For this purpose, on 25 September 2004 the Company entered into a contract with the President of its Board of Directors, related with the grant of the bonus.

The contract establishes that the bonus will be granted in the form of a share capital increase, with the remaining shareholders waiving their preemption rights, or through the acquisition from the Company of a maximum of 705,000 shares at the price of 0.51 Euros per share. The right can be exercised during a period of six months as from the date of approval of the Company's consolidated financial statements for the year ended 31 December 2004, after which the right expires. The contract also establishes that if the Company is not in a position to carry out the capital increase or to acquire its own shares, it must pay the above mentioned bonus, corresponding to the difference between the above mentioned price and its market price at the closing of the stock exchange session, on the day on which the President of the Board of Directors expresses his wish to exercise the right, multiplied by the maximum number of shares subject to the right.

Although based on the consolidated financial statements as of 31 December 2004 the above mentioned financial objectives have been achieved, the Board of Directors has not recorded any liability resulting from the above mentioned contract, because it believes that the bonus will be granted through a capital increase to be approved at the Shareholders' General Meeting.

Additionally, during 2004 the Board of Directors approved the general guidelines of an incentive plan for some of MEDIA CAPITAL employees. This incentive plan is based upon rights to acquire shares of the Company. The terms and conditions of this scheme are not yet fully defined and it should be approved by the Remunerations Committee, to be held after the Shareholders Meeting that will approve the 2004 accounts.

Deloitte.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6º
1050-094 Lisboa
Portugal

AUDITORS' REPORT

Introduction

1. We have audited the accompanying consolidated financial statements of Grupo Media Capital, SGPS, S.A. (up to 12 February 2004 called CIGM – Companhia Independente de Gestão de Media, SGPS, S.A. hereinafter "the Company") which comprise the consolidated balance sheet as of 31 December 2004, which presents total assets of 342,541,141 Euros and total equity of 103,819,092 Euros including a net consolidated loss of 5,802,323 Euros, the consolidated statements of profit and loss and cash flows for the year then ended and the accompanying notes.

Responsibilities

2. It is the responsibility of the Company's Board of Directors the preparation of consolidated financial statements that present a true and fair view of the consolidated financial position of the Company, the consolidated results of its operations and its consolidated cash flows, as well as the adoption of adequate accounting principles and criteria and the maintenance of an appropriate system of internal control. Our responsibility is to express a professional and independent opinion on these financial statements, based on our audit.

Scope

3. Our audit was performed in accordance with the auditing standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. This audit included verifying, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the estimates, based on judgements and criteria defined by the Company's Board of Directors, used in their preparation. Our audit also included verifying the consolidation process, the confirmation that all material subsidiaries were appropriately audited and assessing the consistency of the accounting principles applied and their disclosure, taking into consideration the circumstances, the applicability of the going concern concept, as well as the adequacy of the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Opinion

4. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Grupo Media Capital, SGPS, S.A. as of 31 December 2004 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

Emphasis

5. As explained in Note 31 to the consolidated financial statements, on 25 September 2004 the Company entered into a contract with the President of its Board of Directors, under which he shall receive an extraordinary bonus if certain financial performance objectives are achieved by the Company in the year ended 31 December 2004. The contract establishes that the bonus will be granted in the form of a share capital increase, with the remaining shareholders waiving their pre-emptive rights, or through the acquisition from the Company of a maximum of 705,000 shares at the price of 0.51 Euros per share. The contract also establishes that if the Company is not in a position to carry out the capital increase or to acquire its own shares, it must pay the above mentioned bonus. Although we understand, based on the consolidated financial statements as of 31 December 2004, that the financial performance objectives have been achieved, the financial statements do not reflect any liability resulting from the above mentioned contract, as the Board of Directors believes that the bonus will be granted through a capital increase to be decided at the Shareholders' General Meeting. At this date we do not know the outcome of this matter, namely in which form the bonus will be granted.

6. The consolidated financial statements as of 31 December 2003, presented for comparative purposes only, were audited by us and the opinion thereon, stated in our auditors' report dated 24 February 2004 included an emphasis of matter paragraph, related with the ability of the Company to continue as a going concern, which was depended upon some financial arrangements and the success of future operations. This matter is not applicable to the consolidated financial statements as of 31 December 2004, as those financial arrangements were implemented during the year ended on that date.

Lisbon, 11 March 2005

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Carlos Pereira Freire

Media Capital

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 5 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, SA, falling within item 5 of the Agenda regarding the business report and individual and consolidated accounts of the year 2004, and taking into account the version subject to the approval of the Shareholders' General Meeting, which is herewith enclosed,

The following resolution is proposed:

Approval of the business report, accounts and respective annexes relating to 2004 as they are evidenced.

Lisbon, 10 March 2005

The Board of Directors

Media Capital

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 6 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, SA, falling within item 6 of the Agenda regarding the profit allocation for the year of 2004,

The following resolution is proposed:

The group's consolidated net result was a net loss of 5,802,323 euros (five million, eight hundred and two thousand, three hundred and twenty three euros), which we propose to be transferred to accumulated results. Additionally, we propose that the General Assembly approves the coverage, through the existing share premium, of the accumulated net losses and of the negative result of 2004, in the total value of 110,429,659 euros (one hundred and ten million, four hundred and twenty-nine thousand, six hundred and fifty nine euros). We believe this measure to be essential in light of the future possibility of a dividend payout to the shareholders.

Lisbon, 10 March 2005

The Board of Directors

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 7 OF THE AGENDA

FREDTER, SGPS, SA, falling within item 7 of the Agenda regarding the discussion of the management and audit of the company and considering,

(A) The information on the Company's activity regularly given by the Board of Directors to the shareholders,

(B) The performance of the Company, shown particularly by the EBITDA increase and growth during the year of 2004, by the successful closing of the public offering of shares in the first trimester of 2004 and by the appreciation in value of the Company's shares of 25% by the end of the year 2004,

(C) The full description of the Company's business activity in the reports distributed by the monitoring board,

(D) The intervention of a prestigious audit firm, at national and international level,

The following resolution is proposed:

To express confidence in all of the corporate bodies of management and monitoring of the Company and each of their members;

To express a vote of praise for the business activity developed by the corporate bodies of management and monitoring of the Company in relation to the period terminated on 31 December 2004.

Lisbon, 10 March 2005

On behalf of Fredter, SGPS, S.A.

Media Capital

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, S.A.

PROPOSAL REGARDING POINT 8 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, S.A., in relation to point 8 of the Agenda regarding a first suppression of the shareholders' first refusal right that shall be resolved by the Board of Directors, based on article 7 of the company's by-laws, pursuant to and for the effects of articles 456 and 460, number 3 of the Portuguese Companies Code, and considering that:

Stock Option Right through acquisition and/or subscription

(A) As referred in the prospectus regarding the IPO (Initial Public Offering) of Shares of the Grupo Media Capital SGPS, S.A. in March 2004, the Remunerations Committee resolved, on 11th March 2004, to grant a bonus to the Company's Chairman of the Board of Directors, Mr. Miguel Paes do Amaral, which consists of granting an option right to acquire and/or subscribe up to maximum of 705.000 Company's shares if certain of the Company's financial performance goals regarding the 2004 period were achieved;

(B) The Remunerations Committee determined that the granting of the above mentioned bonus would be subject to the confirmation of a financial performance of the Company, specifically that its consolidated EBITDA must be equal to or greater than €45,200,000, and that this amount should be calculated according to the applicable official Portuguese accounting rules, and that the discounts for anticipated payments should be taken into account, with extraordinary expenses and with capitalized costs, as foreseen in the Company's 2004 budget;

(C) The Remunerations Committee determined that the referred option right can be exercised through the subscription in a share capital increase and/or the acquisition of own shares from the Company and that, if the necessary conditions to carry out a share capital increase and/or the acquisition and the resale of own shares were not met with, the Company would pay Mr. Miguel Paes do Amaral an amount equal to the difference between the price of € 0.51 per share and the quotation value of the Company's shares at the closing of the session of the Stock Exchange on the day that he chooses to exercise the right that was granted to him multiplied by the maximum number of shares covered by such right;

Share Capital Increase

(D) In case the financial conditions that are necessary for the acquisition and subsequent resale of the Company's own shares do not occur, the above mentioned right to subscribe shares may be exercised in the Company's share capital increase, for that effect, by means of payments in cash, through the issue of new shares, with the face value of €0.09, in an amount not exceeding 705,000 shares, that shall be subscribed solely and exclusively by the Chairman of the Company's Board of Directors, Mr. Miguel Paes do Amaral, at a unitary price of €0.51, and said right may be exercised within six months of the approval of the

Media Capital

Company's consolidated accounts, regarding the 2004 period, and the referred share capital increase may be resolved under the terms of article 7 of the Company's by-laws;

Suppression of first refusal right

(E) There is corporate interest regarding the suppression of the shareholders' right of first refusal to enable the possible fulfilment of a share capital increase, as described above, which would allow Mr. Miguel Paes do Amaral to exercise the option to subscribe shares, since the acquisition and subsequent resale of the Company's own shares is not practicable in order to ensure the execution of the Company's obligations in relation to this option right. The other option that could be chosen to ensure that the Company's obligations are executed would be through the payment of an amount equal to the difference between the price of € 0.51 per share and the quotation value of the Company's shares at the closing of the session of the Stock Exchange on the day that Mr. Miguel Paes do Amaral chooses to exercise the right that was granted to him multiplied by the maximum number of shares covered by such right, that would result in a decrease in the Company's assets, oppositely to what would occur in case the share capital is increased, that would result in the reinforcement of the Company's own capital;

(F) The proposal to suppress the first refusal right is duly justified and substantiated in a report issued by the Company's Board of Directors under the terms of article 460, number 5, of the Portuguese Companies Code, which is enclosed with this Proposal;

The Board of Directors proposes the following resolution to suppress the first refusal right in the subscription of new shares as regards a share capital increase, and for this effect a justificatory report is enclosed:

Suppression of the right of first refusal of the shareholders of the Grupo Media Capital SGPS, S.A. in case of a share capital increase by means of payments in cash, through the issue of shares with the face value of €.0.09, in an amount not exceeding 705,000 shares, at a unitary price of €0.51, that may be resolved by the Board of Directors, to enable Mr. Miguel Paes do Amaral to exercise the right that was granted to him to subscribe shares as a bonus for his performance as member and Chairman of the Board of Directors.

Lisbon, 10 March 2005

The Board of Directors

Enclosure: justificatory report issued by the Board of Directors under the terms of article 460, number 5, of the Portuguese Companies Code.

Media Capital

Justificatory Report of the Proposal regarding point 8 of the Working Agenda

(article 460º nº 5 of the Portuguese Companies Code)

The Board of Directors of the Grupo Media Capital SGPS, S.A., considering the proposal regarding point 8 of the Agenda, presents, in this document, a justificatory report, under the terms of article 460, number 5, of the Portuguese Companies Code:

Introduction

A. The Company's Remuneration Committee decided to grant Mr. Miguel Paes do Amaral, in his capacity as member and Chairman of the Board of Directors, an option right to acquire and/or subscribe shares, as a bonus for his performance.

B. The granting of the referred option right to acquire and/or subscribe shares, up to an amount not exceeding 705,000 shares, is subject to the Company's financial performance regarding the 2004 period, specifically that its consolidated EBITDA must be equal to or greater than €45,200,000.

C. A share capital increase, by means of payments in cash, is necessary to enable the exercise of the option right to subscribe shares, which may be resolved by the Board of Directors.

Corporate Interest

D. There is a corporate interest in the suppression of the first refusal right regarding the share capital increase that will be resolved by the Board of Directors to support the option right to subscribe shares granted to Mr. Miguel Paes do Amaral, namely for the following reasons:

(i) Individual and specific nature of the option right to subscribe shares granted to Mr: Miguel Paes do Amaral, regarding his performance while member and Chairman of the Board of Directors, as a bonus for its performance in the company;

(ii) Granting of the option right to acquire shares as a recognition for Mr. Miguel Paes do Amaral's past performance and as an incentive for the future accomplishment of the Company's goals;

(iii) Equivalence between guaranteeing the referred option right to subscribe shares and the suppression of the first refusal right in the Company's share capital increase in order to exercise such right;

(iv) Need to increase the share capital to guarantee the fulfilling of the Company's obligations in relation to the option right to subscribe and/or acquire shares granted to Mr. Miguel Paes do Amaral, since the acquisition and subsequent resale of the Company's own shares is not practicable in the present context, instead of choosing the other alternative, the payment of an amount equal to the difference between the price of € 0.51 per share and the quotation value of the Company's shares at the closing of the session of the Stock Exchange on the day that Mr. Miguel Paes do Amaral chooses to exercise the right that was granted to him multiplied by the maximum number of shares covered by such right, since the execution of this alternative would result in a decrease in the Company's assets, oppositely to what

Media Capital

would occur in case the share capital is increased, that would result in the reinforcement of the Company's own capital;

Manner by which the new shares in the capital increase are conferred

E. The new shares will be conferred to Mr. Miguel Paes do Amaral free of any liens or encumbrances, through the subscription in the Company's share capital increase, by means of payments in cash, and the shares issued will have a face value of €0.09, up to an amount that cannot exceed 705,000 shares.

F. The new shares will be fully subscribed by Mr. Miguel Paes do Amaral, in his capacity as Chairman and member of the Board of Directors, and the remaining shareholders will renounce to their first refusal right.

G. The referred right may be exercised within six months of the approval of the Grupo Media Capital, SGPS, S.A.'s consolidated accounts, regarding the 2004 period, and at the end of said period of time it will become invalid.

Quittance conditions

H. The share capital increase in cash through the subscription of new shares will be fully fulfilled with the execution of a public deed for a share capital increase.

Issue price and criteria used to determine it

I. The issue price will be €0.51 per share.

J. The issue price is determined by the fair value of the option right based on a model that, as regards characteristics and requisites, reflects the best information available at that moment.

Lisbon, 10 March 2005

The Board of Directors

Media Capital

SHAREHOLDERS' GENERAL MEETING OF THE

GRUPO MEDIA CAPITAL SGPS, S.A.

PROPOSAL REGARDING POINT 9 OF THE AGENDA

The Board of Directors of the Grupo Media Capital SGPS, S.A., in relation to point 9 of the Agenda regarding a second suppression of the shareholders' first refusal right that shall be resolved by the Board of Directors, based on article 7 of the company's by-laws, pursuant to and for the effects of articles 456 and 460, number 3, of the Portuguese Companies Code, and considering that:

(A) As referred in the prospectus regarding the IPO (Initial Public Offering) of Shares of the Grupo Media Capital SGPS, S.A. in March 2004, and in the period after the IPO of Sale of Shares and Institutional Sale, the implementation of a stock option plan for the acquisition and/or subscription of the Grupo Media Capital SGPS, S.A.'s shares (hereinafter referred to as the "Plan") was defined as one of the Company's goals, addressed to certain employees and members of boards of directors of companies belonging to Grupo Media Capital, SGPS, S.A. (hereinafter referred to as the "Group" or the "Company"), and according to said Plan option rights to acquire and/or subscribe shares representing 5% of the Company's share capital would be conferred during the 2005 to 2009 period;

(B) The specific terms and conditions set under this Plan were not defined on the date when the referred prospectus was published;

(C) If the nature and universe of the Plan's beneficiaries is taken into consideration, it requires the approval of the Directors' Remunerations Committee and of the Company's Board of Directors and/or of the managers' Remunerations Committee incorporated by the former;

(D) The conditions for the Directors' Remunerations Committee to meet and validly resolve on the Plan were not met with prior to this date;

(E) The Company's Board of Directors decided to approve the general and guiding principles of the referred Plan, which still lack materialization, namely as regards the exercise of the option rights that will be conferred when the Plan is approved by the Directors' Remunerations Committee and the managers' Remunerations Committee;

(F) Option rights to be conferred in 2005 will take into consideration the performance of the beneficiaries during the period between the beginning of April 2004 (immediately after the IPO of Shares and Institutional Sale) and the end of March 2005;

(G) The decision to implement this Plan as regards the period between the beginning of April 2004 and the end of March 2005 has taken into consideration the intention of developing the loyalty and motivating and rewarding the individual performance of the employees and of the members of boards of directors of companies belonging to the Group, by means of sharing the Group's success, as well as the alignment of the shareholders' interests, through the incentive resulting from the involvement of the employees and the members of boards of directors of companies in the performance of the shares;

Media Capital

(H) If the financial conditions that are required for the acquisition of the own shares by the Company to sustain the option rights that are to be exercised by the beneficiaries of the Plan are not met with, after the approval of the respective proper bodies, said sustainability will have to be ensured by a possible share capital increase for that effect;

(I) There is corporate interest in suppressing the shareholders' first refusal right to allow for a possible share capital increase to be resolved by the Board of Directors to sustain the option rights that will be conferred and exercised by the Plan's beneficiaries;

(J) The proposal to suppress the first refusal right is duly justified and substantiated in a report issued by the Company's Board of Directors under the terms of article 460, number 5, of the Portuguese Companies Code, which is enclosed with this Proposal;

The Board of Directors proposes the following resolution to suppress the first refusal right in the subscription of new shares as regards a share capital increase, and for this effect a justificatory report is enclosed:

Suppression of the right of first refusal of the shareholders of the Grupo Media Capital SGPS, S.A. in case of a share capital increase by means of payments in cash, through the issue of shares with the face value of €0.09, in an amount not exceeding 1,043,372 shares, to be resolved by the Board of Directors, to sustain the "stock option plan for the acquisition and/or subscription of the Grupo Media Capital SGPS, S.A.'s shares" for employees and members of boards of directors of companies belonging to the Grupo Media Capital, SGPS, S.A., in relation to the period between the beginning of April 2004 and the end of March 2005, according to its general principles approved by the Board of Directors and under the terms and conditions that are to be materialized when the Plan is approved by the Directors' Remunerations Committee and the managers' Remunerations Committee.

Lisbon, 10 March 2005

The Board of Directors

Enclosure: justificatory report issued by the Board of Directors under the terms of article 460, number 5, of the Portuguese Companies Code.

Justificatory Report of the Proposal regarding point 9 of the Agenda

(article 460º nº 5 of the Portuguese Companies Code)

The Board of Directors of Grupo Media Capital SGPS, S.A., considering the proposal regarding point 9 of the Agenda, presents, in this document, a justificatory report, under the terms of article 460, number 5, of the Portuguese Companies Code:

Introduction

A. Under the terms of the IPO of Shares of the Grupo Media Capital SGPS, S.A., of March 2004, the implementation of a stock option plan for the acquisition and/or subscription of the Grupo Media Capital SGPS, S.A.'s shares (hereinafter referred to as the "Plan") was announced as a goal to be achieved. According to such Plan, option rights to acquire and/or subscribe shares representing 5% of the share capital of Grupo Media Capital, SGPS, S.A. (hereinafter referred to as the "Group" or the "Company") would be conferred during the 2005 to 2009 period to certain employees and members of boards of directors of companies belonging to the Company.

B. This Plan is to be approved not only by the Directors' Remunerations Committee but also by the Company's Board of Directors and/or the managers' Remunerations Committee incorporated by the former, and said bodies shall, together or in coordination, materialise, implement and execute the referred Plan.

C. Until this time, the Directors' Remunerations Committee has not been able to evaluate this matter, and therefore the guiding principles were approved by the Board of Directors, which still lack the approval of the Directors' Remunerations Committee and the Company's Board of Directors, and/or the managers' Remunerations Committee the materialisation and specification of said guiding principles.

D. The Plan, that refers to the period between the beginning of April 2004 and the end of May 2005, sets forth the conferral of option rights to be exercised through the subscription of the Company's share capital increase, up to a maximum of 1,043,372 shares, and such shares shall only be conferred provided that certain quantitative and qualitative performance criteria, that shall be determined and approved by the Directors' Remunerations Committee and the Company's Board of Directors, and/or the managers' Remunerations Committee, are met with.

E. The Company's Board of Directors decided to approve the Plan's general and guiding principles, that still lack materialisation, namely as regards the exercise of the option rights that shall be conferred by the Directors' Remunerations Committee and by the managers' Remunerations Committee when these bodies approve the Plan.

Social Interest

F. Notwithstanding other causes referred in this report, it is considered that there is a corporate interest in the suppression of the first refusal right regarding the share capital increase, that will be resolved by the Board of Directors, to sustain the option right to subscribe shares conferred to the beneficiaries in relation to the "stock option plan for the acquisition and/or subscription of Grupo Media Capital SGPS, S.A.'s shares", as regards the period between the beginning of April 2004 and the end of May 2005, namely for the following reasons:

Media Capital

(i) The granting of an option right to subscribe shares to the beneficiaries of the referred Plan is a way to recognize the individual performance of such beneficiaries, particularly regarding their performance in the period between the beginning of April 2004 and the end of May 2005.

(ii) The granting of an option right to subscribe shares will also motivate, stimulate and develop the loyalty of employee and members of boards of directors of companies belonging to the Group, and will help increase the idea of the Plan's beneficiaries regarding the importance of the Company obtaining results, reflected by the shares' quotation in the stock exchange, and regarding the sharing of the Group's success, as well as the alignment of the shareholders' interests.

Manner by which the new shares in the capital increase are conferred

G. The new shares will be conferred to each beneficiary, free of any liens or encumbrances, through their subscription in the Company's share capital increase, by means of payments in cash, through the issue of shares with the face value of €0.09, in an amount not exceeding 1,043,372 shares.

H. The new shares will be fully subscribed by the referred beneficiaries of the Plan, and the remaining shareholders will renounce to their first right refusal.

I. The Board of Directors shall establish the period during which the option right to acquire shares for this specific capital increase may be exercised.

J. The acquired shares are not subject to any inalienability clause.

Quittance conditions

K. The share capital increase in cash through the subscription of new shares will be fully fulfilled with the execution of a public deed for a share capital increase.

Issue price and criterion used to determine it

L. The issue price will be €4.35 per share.

M. The issue price is determined based on the fair value of the option right with reference to the value of quotation of the Company's shares at the date of the Public Offer of Sale of Shares, since that value, according to the best information available at that moment, is the one that is better adapted to the characteristics and requisites of the option right to subscribe shares regarding the period between the beginning of April 2004 and the end of May 2005.

Lisbon, 10 March 2005

The Board of Directors

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua das Amoreiras, n.º 105, Lisboa

Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.448.832,72 euros

GENERAL MEETING OF GROUP MEDIA CAPITAL SGPS, SA

PROPOSAL REGARDING ITEM 10 OF THE AGENDA

Taking into consideration:

(1) the Company's interest in having its registered office changed to the location where its main premises are located, where the Company's Directors and other Company's workers undertake their work and where the registered office of the majority of the Company's subsidiaries is located;

(2) that the articles of association's current rules on the acquisition of shareholdings have proved to be an obstacle in the negotiations and in the decision-making process regarding very important strategic or operational transactions for the Company, as they state that all securities-related transactions which grant the Company controlling positions, regardless of their value, or whose value is equal or superior to ten million Euro must be subject to prior Shareholders' approval in a General Shareholders' meeting;

(3) that the slowness, the formalities and the costs inherent in holding Shareholder's General Meetings are less and less in accordance with the rapidity and the efficiency of the decision making processes currently demanded by the ordinary market practices, especially when dealing with a holding company, whose purpose is exactly these acquisitions;

(4) the interest in providing the Company with a greater flexibility in its negotiation and decision-making procedures that will allow it to take more advantage of important business opportunities for the execution of its corporate purpose and that will allow, as well, an increase in its competitiveness levels in comparison with other competitors who are also interested in the execution of the same securities related transactions;

(5) that the concerns the Shareholders wished to safeguard are still duly protected by providing that all the acquisitions, disposals or transmissions of securities which cumulatively grant to the Company a controlling position and have a value equal or superior to 50 million Euros must be prior approved by the Shareholders;

The following resolution is proposed:

To amend number one of article 2, article 4 and number two of article 18 of the articles of association, which will read as follows:

Article 2

One – The Company has its headquarters in Rua Mário Castelhano, number 40, parish of Barcarena, municipality of Oeiras.

Article 4

Without prejudice to article 18 of these articles of association, the company may, by resolution of the Board of Directors, acquire holdings in any company, including joint and collective responsibility of partners' companies, companies whose corporate purpose is different from the company's corporate purpose, companies regulated by special laws, as well as acquiring holdings in Incorporated Joint Ventures, European Economic Interest Grouping, as well as entering into syndicate agreements and non-incorporated joint ventures agreements.

Article 18

Two – Nevertheless, the Board of Directors must submit the following matters to a prior resolution of the General Meeting:

(a) any acquisition, disposal or transmission of securities that grant a controlling position to the Company and that have a value equal or superior to 50 million Euro;

(b) (equal)

Lisbon, 10 March, 2005

THE BOARD OF DIRECTORS

DRAFT

Application Form for the Issue of a Share Register Certificate and for the Immobilization of Shares

To the Financial Institution:________________
Address: ______________________________
Postal Code: ___________________________
Fax: ______________________________

I,____ *(full name, in case of natural persons and full corporate name, in case of corporates)*, Shareholder of Group Media Capital SGPS, SA., holder of _____________ (number) shares registered with your institution, hereby express my intention to attend the General Meeting of Shareholders of Group Media Capital SGPS, S.A., to be held next 22 April, due to which I hereby request you the issue of a share register certificate and the immobilization (until the end of the day appointed for the General Meeting) concerning the aforesaid shares.

The said declaration should mention that the said shares are registered in the respective account since, at least, the tenth day prior to the date of the General Meeting and that the respective immobilization of the shares in the account was made.

This declaration shall be delivered to the Chairman of the General Meeting of Group Media Capital SGPS, SA and addressed to the main premises of the company located in Rua Mário Castelhano, number 40, 2749-374 Barcarena, at least five days prior to the date of the General Meeting.

Yours faithfully,

___________________________________*(Place and date)*

____

(signature: in case of natural persons, it should be equal to the one included in the banking sheet; in case of corporates, the quality of the person(s) signing must be indicated.)

DRAFT
Proxy Form

To the Chairman of the
General Meeting of Shareholders of
Grupo Media Capital SGPS, SA
Rua Mário Castelhano, number 40,
2749-374 Barcarena

Dear Sir,

_____________________________ *(full name, in case of natural persons or full corporate name, in case of corporates)*, as Shareholder of Grupo Media Capital SGPS, SA, hereby grants Mr.(s)___________________, proxy powers to represent him/her at the Group Media Capital General Meeting to be held at the next 22 April 2005 and vote, as he/she understands convenient, according to article 380 of the Companies Code.

Yours faithfully,

________________________(Place and date)

____
(signature – if natural persons/signature(s), and, quality – if corporates

Explanatory notes

1. The General Meeting of Shareholders shall be held on April 22, 2005, at 11.00 am in Strauss Room of Hotel Dom Pedro, in Av. Eng.° Duarte Pacheco, no. 24, in Lisbon, with the agenda and the procedure to consult documents referred to in the Notice of Meeting.

2. The General Meeting of Group Media Capital SGPS, SAis composed of the shareholders who have, at least ten days prior to the date of the General Meeting, registered in their name at least one thousand shares of the company, in an account opened with a financial intermediary. The holders of less than one thousand shares are able to intervene and participate in the General Meeting, if they group themselves together in order to reach that minimum amount of shares and are represented by one of them.

3. Proof of the quality as Shareholder of Group Media Capital SGPS, SA shall be made by sending to the Chairman of the General Meeting, to the above mentioned address, at least five days before the meeting takes place, a declaration issued and authenticated by the financial intermediary responsible for the registration in accounts of the shares, that must refer that the shares under consideration have been registered in the relevant account since at least the tenth day before the date scheduled for the meeting and that the said shares have been blocked in the same account until the date of the same meeting.

4. The following may be appointed as voluntary representatives of any shareholder in the General Meeting:

(i) in case the relevant shareholder is a natural person, the representative must be the shareholders' spouse, a shareholders' ascendant or descendant, any other shareholder or a member of the Company's Board of Directors, or

(ii) in case the relevant shareholder is a corporate, the representative must be the person its board of directors appoints for this purpose, any other shareholder or a member of the Company's Board of Directors,

the representation's instruments (signed letter) must be sent, at least five days prior to the date the General Meeting will take place to the Chairman of the General Meeting addressed to the main premises of the Company located in Rua Mário Castelhano, number 40, 2734-502 Barcarena.

Vote by Correspondence[1]

Dear Sir

Vice-Chairman of the Board of the Shareholders' General Meeting of

The Grupo Media Capital SGPS, S.A.

Rua Mário Castelhano, number 40

2749-374 Barcarena

Subject: Annual Shareholders' General Meeting of 22 April 2005

Dear Sir

__________________________[2], holder of ________[3] shares representing the share capital of The Grupo Media Capital SGPS, S.A.[4], submits the vote form, which contains the vote referring to items ____________[5] of the Agenda of the Shareholders' Annual General Meeting scheduled for 22 April 2005.

___________________[6]

Yours sincerely,

___________________________[7]

The Vice-Chairman of the Board, in case of doubt about the signatures' authenticity, may require the respective notarial recognition.

---

[1] This letter shall be addressed to the Grupo Media Capital SGPS, S.A. five business days previous to the date of the Shareholders' General Meeting of 22 April 2005.

[2] Full identification of the shareholder. Full name in case the shareholder is an individual, full business name, in case the shareholder is a corporate entity.

[3] Reference to the amount of shares.

[4] The evidence of the shares' ownership will be given by sending to the Vice-Chairman of the Board of the Shareholders' General Meeting a statement issued and certified by the financial intermediary institution of the registration of the shares in the account, to the abovementioned address, least five days previous to the date of the general meeting. The statement shall mention that the shares in question have been registered in the respective account since, at least, the tenth day before the date of the general meeting, and that those shares are blocked in that account until the date of the general meeting.

[5] Insert the numbers of the items of the Agenda in relation to which the vote is cast, using for that purpose the vote form.

[6] Place and date.

[7] In case of individuals, the signature shall be identical to the one that figures on the copy of the identity card that shall be attached to this letter. In case of corporate entities, the signatures shall be in the capacity and with powers for the act and the documentation evidencing the respective powers of representation shall be enclosed with the letter.

ANNUAL SHAREHOLDERS' GENERAL MEETING OF

THE GRUPO MEDIA CAPITAL, SGPS, S.A.

VOTE FORM BY POSTAL CORRESPONDENCE

Name / Business Name of the Shareholder	

Address / Registered Office	

Taxpayer Number	

Before voting please read the "Filling In Instructions" below mentioned.

Item 1 of the Agenda

Resolve on the proposal of election of the Chairman of the Shareholders' General Meeting			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 2 of the Agenda

Resolve on the proposal of ratification of the appointment by co-optation of a member of the Board of Directors			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 3 of the Agenda

Resolve on the proposal of appointment of the Single Auditor and Substitute of the Single Auditor as a result of the merger of the Official Chartered Audit Companies which carried out those duties			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 4 of the Agenda

Resolve on the proposal of recomposition of the Remunerations Commission			
	For	**Abstention**	**Against**
Proposal subscribed by the shareholder Alvor 2004 SGPS, S.A.			
Proposal subscribed by			

Item 5 of the Agenda

Resolve on the proposal of approval of the business report and individual and consolidated accounts of the year 2004			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 6 of the Agenda

Resolve on the proposal of profit allocation for the year 2004			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 7 of the Agenda

Resolve on the proposal related to the general appreciation of the Board of Directors and Auditors of the Company			
	For	**Abstention**	**Against**
Proposal subscribed by the shareholder Fredter 2004 SGPS, S.A.			
Proposal subscribed by			

Item 8 of the Agenda

Resolve on the proposal of suppression of the shareholders' pre-emption right in the capital increase to be resolved by the Board of Directors under article 7 of the By-laws, in accordance with articles 456 and 460 nr. 3 of the Portuguese Companies Code			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 9 of the Agenda

Resolve on a second proposal of suppression of the shareholders' pre-emption right in the capital increase to be resolved by the Board of Directors under article 7 of the By-laws, in accordance with articles 456 and 460 nr. 3 of the Portuguese Companies Code			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Item 10 of the Agenda

Resolve on a proposal of amendment of articles 2, 4 and 18 of the by-laws			
	For	**Abstention**	**Against**
Proposal of the Board of Directors			
Proposal subscribed by			

Filling In Instructions:

- In case of more than one proposal existing in relation to a certain item of the Agenda, the proposal shall be identified by the number or by its subscriber.
- The options shall be marked with an X.
- This Vote Form shall not be sent by e-mail. It must be sent by a written document, in a letter which draft is made available by the company, and it shall be delivered to the Chairman of the Board of the Shareholders' General Meeting five days previous to the date of the meeting.

Contacts

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

Offices Address

Rua Mário Castelhano, 40
Queluz de Baixo
2749-502 Barcarena
Portugal

Corporate Subjects

Ana Esteves
e-mail: aesteves@mediacapital.pt
T. +351 21 434 5902
F. +351 21 434 5901

Investor Relations

Susana Gomes da Costa
e-mail: sgcosta@mediacapital.pt
T. +351 21 434 7603
F. +351 21 434 5901

Sales & Marketing

Fernando Lopes
e-mail: flopes@mediacapital.pt
T. +351 21 434 7603
F. +351 21 434 5901

Recruiting

Paula Albuquerque
e-mail: mcrecrutamento@mediacapital.pt
T. +351 21 434 5951
F. +351 21 434 5900

Press Office

Bairro Alto - Consultores de Comunicação
José Franco
e-mail: josé.franco@balto.pt
T. +351 21 466 6500
F. +351 21 466 6519

Oporto Office

Jorge Souto
jsouto@mediacapital.pt
T. 22 605 7500
F. 22 605 7503

Rua Tenente Valadim, 181
4100-479 Porto
Portugal